UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE GYMBOREE CORPORATION

(Name of Subject Company)

THE GYMBOREE CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Kimberly Holtz MacMillan

Vice President and General Counsel

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

(415) 278-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq. Leif B. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is The Gymboree Corporation, a Delaware corporation (the “Company,” “Gymboree,” “we” or “us”). The Company’s principal executive offices are located at 500 Howard Street, San Francisco, California, 94105. The Company’s telephone number at this address is (415) 278-7000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). As of the close of business on October 22, 2010, there were 27,374,059 shares of Company Common Stock issued and outstanding (including 956,540 unvested shares of Company restricted stock (“Restricted Stock”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Gymboree, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

Offer.

This Schedule 14D-9 relates to the offer by Giraffe Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (the “Bain Fund”), as disclosed in the Tender Offer Schedule 14D-9 on Schedule TO, dated October 25, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $65.40 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2010, by and among Parent, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Parent or the Purchaser, including as a result of an exercise by the Purchaser of the Top-Up Option described elsewhere in this Schedule 14D-9, and shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, the Purchaser and the Bain Fund is 111 Huntington Avenue, Boston, Massachusetts, 02199 and their telephone number is (617) 516-2000.

Information about the Offer, this Schedule 14D-9, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on the Company’s website at www.gymboree.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates, or (y) Parent, the Purchaser, the Bain Fund or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and the Bain Fund

Merger Agreement

On October 11, 2010, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Except as expressly provided otherwise in the Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

Guaranty

In connection with the entry into the Merger Agreement, on October 11, 2010, the Bain Fund executed and delivered to the Company a limited guaranty (the “Guaranty”). Pursuant to the Guaranty, the Bain Fund has agreed to guarantee the performance and discharge of (i) the payment of the Reverse Termination Fee, if and when required to be paid by Parent under the terms of the Merger Agreement and (ii) certain other liabilities and obligations of Parent and the Purchaser under the Merger Agreement. However, under the terms of the Guaranty, the Bain Fund’s maximum liability cannot exceed $130 million. This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Equity Financing

In connection with the entry into the Merger Agreement, Parent has entered into an equity commitment letter with the Bain Fund, dated October 11, 2010 (the “Equity Commitment Letter”), pursuant to which the Bain Fund has agreed to purchase, or cause the purchase of, equity interests in Parent, at the earlier of the closing of the Offer (the “Offer Closing”) or the closing of the Merger (the “Merger Closing”), up to a maximum of $524 million in the aggregate to fund a portion of the aggregate per share Offer Price and/or Merger Consideration and related fees and expenses, in each case immediately prior to the respective funding obligations of Parent under the Merger Agreement. The Bain Fund’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (i) the satisfaction or waiver of the conditions to Parent’s and Purchaser’s obligations (with the prior written approval of the Bain Fund) to consummate the transactions contemplated by the Merger Agreement, and (ii) the contemporaneous funding of the debt financing pursuant to the terms and conditions of the debt commitment letter. The Company is a third-party beneficiary of the Equity Commitment Letter to the extent that the Company seeks specific performance to cause Parent and the Purchaser to cause, or to directly cause, the Bain Fund to fund its equity commitment in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

The Bain Fund’s obligation to fund its equity commitment will terminate upon the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Company accepting payment from the Bain Fund under the Guaranty or the occurrence of any event which, by the terms of the Guaranty, is an event which terminates the Bain Fund’s obligations under the Guaranty, (iii) the Company, its stockholders or agents asserting a claim against the Bain Fund and affiliates in connection with the Equity Commitment Letter, the Merger Agreement, the Guaranty, or any transaction contemplated thereby, other than a claim against the Bain Fund under the Guaranty pursuant to the terms thereof, a claim against the Bain Fund under the Equity Commitment Letter pursuant to the terms thereof, or a claim against Parent or the Purchaser under the Merger Agreement pursuant to the terms thereof, and (iv) the Effective Time following payment by the Bain Fund of its commitment.

This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On August 9, 2010, the Company and Bain Capital Partners, LLC (“Bain”) entered into a confidentiality agreement and, on September 13, 2010, an amendment thereto (as amended, the “Confidentiality Agreement”), pursuant to which Bain agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, for a period of two years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating and implementing a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives on a “need to know” basis or as may be required by law. Under the Confidentiality Agreement, Bain also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of eighteen months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Bain would not solicit the Company’s employees. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference. A copy of the related amendment is also filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Overview

Certain directors and executive officers of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as stockholders of the Company generally. The special committee of independent and disinterested directors (the “Special Committee”) of the board of directors of the Company (the “Company Board”) was aware of these interests and considered them, among other matters, in determining whether to recommend to the Company Board that it adopt and approve the Merger

Agreement and the transactions contemplated thereby, and to recommend that the stockholders of the Company approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company’s executive officers are Matthew K. McCauley (Chief Executive Officer and Chairman of the Board), Blair W. Lambert (Chief Operating Officer), Kip M. Garcia (President), Marina Armstrong (Senior Vice President, General Manager), Jeffrey P. Harris (Chief Financial Officer) and Lynda G. Gustafson (Vice President, Corporate Controller). The Company’s directors are Matthew K. McCauley, Gary M. Heil, Blair W. Lambert, Daniel R. Lyle, John C. Pound, Scott A. Ryles and William U. Westerfield.

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 14d-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

In addition, pursuant to the Merger Agreement, the Company may take all actions necessary or appropriate to ensure the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is an officer or director of the Company subject to Section 16 of the Exchange Act, are exempt under Rule 16b-3 under the Exchange Act.

Except for the pre-existing agreements described below, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Purchaser, the Bain Fund or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Effect of the Offer and the Merger Agreement on Shares of Common Stock, Stock Options, Restricted Stock Units and Restricted Stock held by Directors and Executive Officers

Shares of Common Stock

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares into the Offer, they will receive the same cash Offer Price for each share of Common Stock tendered, on the same terms and conditions as the other stockholders of the Company. As of October 22, 2010, the executive officers and directors of the Company beneficially owned, in the aggregate, 250,953 shares of Company Common Stock, excluding any shares issuable upon the exercise of options to purchase shares of Company Common Stock (“Stock Options”), shares issuable upon the vesting of Company restricted stock units (“Restricted Stock Units”) and unvested shares of Restricted Stock held by such executive officers and directors. If the executive officers and directors were to tender all 250,953 of these shares into the Offer, and those share were accepted for payment and purchased by the Purchaser, then the executive officers and directors would receive an aggregate of $16,412,326 in cash. If the executive officers and directors of the Company who own shares of Company Common Stock do not tender their shares into the Offer, upon consummation of the Merger, their shares will represent the right to receive the Offer Price, in cash without interest (the “Merger Consideration”), on the same terms and conditions as the other stockholders of the Company.

Options

The Merger Agreement provides that each Stock Option granted pursuant to the Company’s 1993 Stock Option Plan and the Company’s 2002 Stock Incentive Plan, that is outstanding and unexercised immediately prior to the earlier of the Effective Time or the Offer Closing (such earlier time, the “Acceleration Time”), whether vested or unvested, will, upon the Acceleration Time, automatically convert into the right to receive an amount in cash equal to the product of (i) the number of shares of Company Common Stock subject to the applicable Stock Option immediately prior to the Acceleration Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of the applicable Stock Option, less any applicable tax withholding.

The Merger Agreement also provides that each Stock Option granted pursuant to the Company’s 2004 Equity Incentive Plan (the “2004 Plan”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will, upon the Effective Time, automatically convert into the right to receive an amount in cash equal to the product of (i) the number of shares of Company Common Stock subject to the applicable Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of the applicable Stock Option, less any applicable tax withholding and subject to any appraisal rights of such holders.

Restricted Stock Units

The Merger Agreement provides that each Restricted Stock Unit outstanding immediately prior to the Effective Time, whether vested or unvested, will, upon the Effective Time, automatically fully vest and convert into the right to receive an amount in cash equal to the product of (i) the number of shares of Company Common Stock previously subject to such Restricted Stock Unit and (ii) the Merger Consideration, less any applicable withholding taxes and subject to any appraisal rights of such holders.

Restricted Stock

The Merger Agreement provides that each share of Restricted Stock outstanding immediately prior to the Effective Time, whether vested or unvested, will, upon the Effective Time, automatically fully vest and convert into the right to receive the product of (i) the number of shares of Restricted Stock outstanding immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable withholding taxes and subject to any appraisal rights of such holders.

The following table shows the amount in cash that each executive officer is expected to receive pursuant to the Merger Agreement, based on Stock Options, Restricted Stock Units and Restricted Stock outstanding as of October 22, 2010, assuming (i) the Acceleration Time occurs on November 23, 2010 and the Effective Time occurs on November 23, 2010 and (ii) that, between October 22, 2010 and November 23, 2010, no Options were exercised, no shares of Restricted Stock became vested, no Restricted Stock Units vested and were converted into the right to receive Shares, and no additional equity awards were granted, as a result of the cancellation of all Stock Options, Restricted Stock Units and Restricted Stock held by the Company’s executive officers. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name of Executive Officer	Vested Stock Options ($)	Unvested Stock Options ($)	Unvested Restricted Stock Units and Restricted Stock ($)	Total ($)
Matthew K. McCauley	3,989,750	0	22,331,353	26,321,103
Chairman and CEO

Blair W. Lambert	0	0	7,766,250	7,766,250
COO

Jeffrey P. Harris	0	0	2,256,300	2,256,300
CFO

Kip M. Garcia	0	0	13,488,750	13,488,750
President

Marina Armstrong	0	0	12,344,250	12,344,250
SVP, General Manager

Lynda G. Gustafson	153,185	0	948,300	1,101,485
VP, Corporate Controller

The following table shows the amount in cash that each non-employee director is expected to receive pursuant to the Merger Agreement, based on Stock Options, Restricted Stock Units and Restricted Stock held as of October 22, 2010, assuming (i) the Acceleration Time occurs on November 23, 2010 and the Effective Time occurs on November 23, 2010 and (ii) that, between October 22, 2010 and November 23, 2010, no Options were exercised, no shares of Restricted Stock became vested, no Restricted Stock Units vested and were converted into the right to receive Shares, and no additional equity awards were granted, as a result of the cancellation of all Stock Options, Restricted Stock Units and Restricted Stock held by the Company’s non-employee directors. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name of Director	Vested Stock Options ($)	Unvested Stock Options ($)	Unvested Restricted Stock Units and Restricted Stock ($)	Total ($)
Gary M. Heil	307,923	0	1,035,478	1,343,401
Daniel R. Lyle	0	0	1,035,478	1,035,478
John C. Pound	768,117	0	1,035,478	1,803,595
Scott Ryles	0	0	850,200	850,200
William U. Westerfield	0	0	1,035,478	1,035,478

Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take every necessary and appropriate action so that as of the Effective Time (i) there will be no outstanding options issued or exercisable pursuant to the 1993 Amended and Restated Employee Stock Purchase Plan (the “ESPP”), and (ii) the ESPP will terminate (without commencement of any new offering or purchase periods thereunder), in accordance with the terms of the ESPP.

Employment Agreements

The Company does not enter into written employment agreements with its employees.

Severance Benefits

Under the Company’s Amended and Restated Management Severance Plan (the “Severance Plan”), each of Mr. McCauley, Mr. Harris, Mr. Lambert, Mr. Garcia, Ms. Armstrong and Ms. Gustafson are entitled to receive, upon the timely execution of a general waiver and release and provided that the executive is not entitled to any benefits under the Company’s Amended and Restated Management Change of Control Plan (the “Change of Control Plan”), a severance benefit equal to 100% of base salary in the event of an involuntary termination without Cause or a resignation for Good Reason (each as defined in the Severance Plan). Each executive officer would also be entitled to continued participation in health and other insurance benefit plans (to the extent provided in the governing documents of the plans), and reimbursements of the cost of COBRA premiums for eighteen months. In the event of an involuntary termination without Cause or resignation for Good Reason of any executive officer, the equity awards held by such officer would be treated as follows (to the extent provided by the Compensation Committee of the Company Board):

•	any outstanding Stock Options that were not then fully exercisable and vested would become fully vested and exercisable, effective as of the date of termination of such executive officer;

•

any applicable time-based forfeiture restrictions on outstanding performance-based Restricted Stock and Restricted Stock Unit awards would lapse, effective as of the date of termination of such executive officer (this applies to “earned” awards but does not apply to awards initially granted without performance conditions or to performance-based Restricted Stock and Restricted Stock Unit awards that remain subject to performance criteria at the time of termination); and

•	any outstanding performance-based Restricted Stock and Restricted Stock Unit awards subject to performance criteria at the time of termination are forfeited.

Potential Additional Payments Upon a Change of Control or Certain Terminations of Employment Following a Change in Control

Under the Company’s Change of Control Plan, each of Mr. McCauley, Mr. Harris, Mr. Lambert, Mr. Garcia, Ms. Armstrong and Ms. Gustafson is entitled to receive, upon the timely execution of a general waiver and release and in lieu of any benefits under the Company’s Severance Plan, lump-sum payments equal to 300% (200% in the case of Ms. Gustafson) of his or her annual cash compensation (current salary plus average bonus for the prior three full fiscal years), as well as a pro-rated quarterly and annual bonus for the year in which termination occurs, if employment is terminated by the Company without Cause or by the executive’s resignation for Good Reason (each as defined in the Change of Control Plan) within eighteen months following a Change of Control. Each executive officer would also be entitled to continued participation in health and other insurance benefit plans (to the extent provided in the governing documents of the plans), and reimbursement of the cost of COBRA premiums for eighteen months. To the extent that payments to any participant under the Change of Control Plan (either alone or when aggregated with other payments of benefits) are “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and subject to an excise tax under Section 4999 of the Code, the Company will gross up the change-of-control benefits so that the participant will receive the benefit promised net of any incremental taxes imposed.

Based on compensation and benefit levels as of October 22, 2010, and assuming that the Effective Time occurs on November 23, 2010 and further assuming that, for purposes of the amounts described below under “After Change of Control Termination w/o Cause or Resignation for Good Reason”, each of Mr. McCauley, Mr. Harris, Mr. Lambert, Mr. Garcia, Ms. Armstrong and Ms. Gustafson experience a qualifying termination of employment on such date the executive officers would be entitled to receive the below cash payments and benefits upon the timely execution of a general waiver and release (assuming that all of the payments described above under “—Effect of the Offer and the Merger Agreement on Stock Options, Restricted Stock Units and Restricted Stock held by Directors and Executive Officers” have been previously made, including payments resulting from accelerated vesting of outstanding equity awards). The amounts included for severance pay in the “After Change of Control Involuntary Termination w/o Cause or Resignation for Good Reason” column reflect the amounts payable under the Change of Control Plan as described above, plus a “gross-up” payment of $6,530,260 for Mr. McCauley, $3,430,518 for Mr. Garcia, and $1,463,077 for Mr. Harris (since a portion of the total amount of benefits each is entitled to receive under the Change of Control Plan, together with the value of the accelerated options and lapse of forfeiture restrictions on Restricted Stock, would have subjected each to the “parachute” excise tax as of November 23, 2010).

Name	Benefit	Change of Control	After Change of Control Termination w/o Cause or Resignation for Good Reason
Matthew K. McCauley	Severance Pay	$0	$12,151,674
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$17,718
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Award Cancellation Payments	$22,331,353	$22,331,353

	Total value:	$22,331,353	$34,500,746

Blair W. Lambert	Severance Pay	$0	$2,374,502
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$17,718
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Award Cancellation Payments	$7,766,250	$7,766,250

	Total value:	$7,766,250	$10,158,470

Name	Benefit	Change of Control	After Change of Control Termination w/o Cause or Resignation for Good Reason

Jeffrey P. Harris	Severance Pay	$0	$2,842,911
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$13,479
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Award Cancellation Payments	$2,256,300	$2,256,300

	Total value:	$2,256,300	$5,112,691

Kip M. Garcia	Severance Pay	$0	$6,130,460
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$13,479
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Cancellation Payments	$13,488,750	$13,488,750

	Total value:	$13,488,750	$19,632,690

Marina Armstrong	Severance Pay	$0	$2,373,889
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$17,718
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Cancellation Payments	$12,344,250	$12,344,250

	Total value:	$12,344,250	$14,735,857

Lynda G. Gustafson	Severance Pay	$0	$774,299
	Benefit Continuation and Reimbursement of COBRA Cost	$0	$17,718
	Unvested Stock Option Cancellation Payments	$0	$0
	Stock Cancellation Payments	$948,300	$948,300

	Total value:	$948,300	$1,740,316

The following executive officers could become entitled to payments in connection with the consummation of the transactions contemplated by the Merger Agreement that would not be deductible by the Company by reason of Section 280G of the Code.

Name	Excess Parachute Payment
Matthew McCauley	$11,756,672
Kip M. Garcia	$6,176,089
Jeffrey P. Harris(1)	$2,634,032

(1)	The Excess Parachute Payment amount for Mr. Harris assumes his qualifying termination on or after the Effective Time. Mr. Harris would become entitled to payments in connection with the consummation of the transactions contemplated by the Merger Agreement that would not be deductible by the Company by reason of Section 280G of the Code regardless of whether he has a qualifying termination in the following amounts: Excess Parachute Payment: $1,240,724; Tax Gross-Up: $689,162.

Director Compensation

Each non-employee director that is newly appointed or elected to the Company Board receives an initial grant of 10,000 shares of Restricted Stock. In addition, in June of each year, on the date of the Company’s annual meeting of stockholders, the Company grants 3,000 shares of Restricted Stock to each of the Company’s non-employee directors. All shares of Restricted Stock are granted under the 2004 Plan. All shares of Restricted Stock held by the Company’s non-employee directors, whether granted pursuant to the annual grant or as part of a director’s annual compensation, that remain outstanding unvested immediately before the Effective Time will vest and be canceled in exchange for an amount in cash calculated as described above.

In addition, each non-employee director receives an annual retainer fee of $75,000. The annual retainer fees are paid on a quarterly basis on the first day of each fiscal quarter. The Company also reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with their services. There are no additional fees for meeting attendance.

In addition, each member of the Special Committee will receive a one-time fee of $45,000, except for Mr. Pound who will receive a one-time fee of $75,000.

Indemnification and Exculpation of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may also indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity agreements with each of its directors and executive officers, to among other things, provide them with the maximum indemnification allowed under applicable law, including to the extent permitted by applicable law, indemnification for expenses, judgments, fines and amounts paid as a result of any lawsuit in which such person is named as a defendant by reason of being a director, officer, employee or agent of the Company.

The Merger Agreement requires Parent and the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, the Merger Agreement requires the Company or, if the Company if unable to, Parent and the Surviving Corporation to obtain and fully pay the premium for the non-cancelable extension of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), for a period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable that the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation is required to, (i) continue to maintain in effect, for a period of at least six years from and after the Effective Time, the

D&O Insurance in place as of the date of the Merger Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable than the coverage providing under the Company’s existing policies, or (ii) provide, for a period of not less than six years from and after the Effective Time, the indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance. However, Parent will not be required to pay premiums which on an annual basis exceed 300% of the premium paid by the Company for its latest fiscal year. The Merger Agreement also requires Parent and the Surviving Corporation, from and after the Effective Time, to indemnify and hold harmless, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses, to the extent such losses arise out of or pertain to the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

At a meeting held on October 10, 2010, the Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company and recommended that (i) the Company Board approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and (ii) if required by applicable law, the stockholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein.

After considering the unanimous recommendations of the Special Committee and other factors, the Company Board unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement,

(iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (v) recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement and (vi) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be exempt from any takeover or anti-takeover laws.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(9) hereto and is incorporated by reference.

Background of the Offer and the Merger; Reasons for Recommendation.

Background of the Offer and the Merger

The Company Board and senior management continually review and assess the Company’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Company Board also periodically reviews the Company’s strategic alternatives, including prospects for mergers and acquisitions. In connection with these periodic reviews, the Company Board has, from time to time in the ordinary course of business, received communications and advice from Goldman, Sachs & Co. (“Goldman Sachs”) regarding market conditions, parties that may be interested in exploring a potential transaction with the Company and parties that might be potential acquisitions targets.

In the period between June and August 2008, the Company engaged in preliminary discussions with a number of potential buyers regarding a potential sale of the Company, including two private equity firms, which we refer to as Party A and Bain. By the end of August 2008, due to changes in market conditions, these discussions were abandoned.

Between September 2008 and June 2010, the Company Board continued to review with management the potential strategic direction and alternatives for the Company, including a sale of the Company, a recapitalization, a strategic acquisition and other strategic alternatives, in the context of market, economic, competitive and other conditions and developments.

The Company Board discussed the strategic and financial position of the Company and the volatility of the Company Common Stock. The Company Board also considered the Company’s recent share price performance, specifically that the Company’s recent earnings multiples compared to those of comparable companies did not provide the Company’s stockholders the full benefit of the Company’s recent performance, and how, in the current economic environment, the Company would not be able to significantly capitalize on operating improvements that had been made in the business.

During the month of June 2010, representatives of Party A and three other private equity firms, which we refer to as Party B, Party C and Party D, contacted the Company’s management team and expressed an interest in exploring a potential transaction with the Company. Each of Party B, Party C and Party D communicated their respective preliminary views of valuation to the Company, suggesting possible prices for a potential transaction ranging from $53.00 per share to $64.00 per share, but the Company did not respond to these proposals until after the July 13, 2010 meeting of the Company Board described below.

At a meeting of the Company Board held on July 13, 2010, Matthew K. McCauley, the Company’s Chief Executive Officer, conveyed these indications of interest to the Company Board. The Company Board discussed internal evaluations regarding the value of the Company in connection with each of the indications of interest previously received. In addition, the Company Board discussed the preliminary valuation ranges set forth in such indications of interest and, after thorough deliberations, determined that the Company should further consider a potential transaction and should also continue to assess all of its other strategic alternatives. The Company Board also authorized one of the directors to contact outside legal counsel specializing in mergers and acquisitions with a view to assisting the Company Board in the process associated with a potential transaction and other strategic alternatives. In the days that followed, certain members of the Company Board interviewed candidates to serve as legal advisor in connection with its consideration of a potential transaction and other strategic alternatives, including the law firm of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”).

On July 19, 2010, Mr. McCauley had a telephone conversation with representatives of Party A and Bain, during which Party A and Bain expressed their interest in jointly exploring a potential transaction with the Company and communicated their preliminary view of valuation of the Company, suggesting a possible price range for a potential transaction between $55.00 per share and $65.00 per share.

Later that same day, the Company Board held a telephonic meeting to further discuss the process associated with a potential transaction and other strategic alternatives available to the Company. At the request of the Company Board, representatives of Skadden Arps attended this meeting. At that meeting, and in light of the expressions of interest received from Party A and Bain, Party B, Party C and Party D, the Company Board authorized the formation of the Special Committee and delegated to the Special Committee the power and authority to (i) exercise, to the fullest extent permitted by the DGCL, all rights and powers of the Company Board in connection with the review, evaluation and negotiation of a potential merger, business combination or similar transaction involving the Company, (ii) make recommendations to the Company Board concerning any such potential transaction that the Special Committee deemed appropriate, including a determination or recommendation as to whether the final terms of any such potential transaction were fair to and in the best interests of the Company’s stockholders and should be approved by the Company Board and, if applicable, by the Company’s stockholders, and (iii) make determinations and recommendations with respect to any other matters requested by the Company Board. The Company Board retained full authority to approve or disapprove any particular transaction recommended by the Special Committee. Messrs. Gary M. Heil, Daniel R. Lyle, John C. Pound and William U. Westerfield, each of whom was considered independent under the NASDAQ Marketplace Rules and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and for purposes of participating on the Special Committee, were appointed to serve on the Special Committee. Representatives of Skadden Arps then presented the Special Committee with a review of the directors’ fiduciary duties, both in general and in connection with a potential transaction.

The Special Committee convened its first meeting with Skadden Arps on July 19, 2010, immediately following the meeting of the Company Board. At the meeting, the Special Committee discussed certain procedural issues, including how to best become informed regarding a potential transaction and other strategic alternatives available to the Company. The Special Committee also discussed the engagement of Skadden Arps as outside legal counsel. The Special Committee noted the significant expertise of Skadden Arps in merger and acquisition transactions and in advising special committees. Following this discussion, the Special Committee approved the engagement of Skadden Arps as legal counsel to the Special Committee. The Special Committee also discussed the retention of Goldman Sachs to serve as financial advisor to the Special Committee in connection with an evaluation of the Company’s strategic alternatives, including, without limitation, a possible sale of all or a portion of the Company. Following a discussion regarding the qualifications of Goldman Sachs, including its familiarity with the Company, the Special Committee authorized the engagement of Goldman Sachs, and subsequently, Goldman Sachs commenced work on behalf of the Special Committee.

On July 26, 2010, the Special Committee convened a meeting, which was attended by representatives of Goldman Sachs and Skadden Arps and portions of which were attended by members of senior management.

Representatives of Goldman Sachs provided the Special Committee with an overview of the current mergers & acquisitions and leveraged finance landscape and also discussed with the Special Committee the potential process, the fact that the price ranges of the indications of interest received by the Company were based solely on publicly available information and tentative timelines for considering a potential transaction should the Special Committee decide to proceed with further discussions with these parties. The Special Committee then discussed with representatives of Goldman Sachs and Skadden the advisability of seeking additional potential bidders at this time. The Special Committee and Goldman Sachs held a lengthy discussion regarding the potential considerations involved in adding potential bidders, including additional private equity bidders and potential strategic company bidders, to the process. The Special Committee also discussed the process to be employed for a possible transaction. At this point, management joined the meeting. After discussion, the Special Committee agreed to meet the next morning to make a determination with respect to the process to be used.

The following day, the Special Committee held a telephonic meeting, with representatives of Skadden Arps in attendance. At the meeting, the Special Committee continued its discussion of the strategic process going forward. After a lengthy discussion and a review of the potential merits and considerations involved with respect to inviting additional parties into the process, the Special Committee decided that adding potential bidders, including additional private equity bidders and potential strategic bidders, to the process at this time was not in the best interests of the Company’s stockholders, and determined that it would reconsider this matter throughout the course of the process. For those parties that had already approached the Company and provided the Company with a preliminary indication of interest, the Special Committee determined to employ a process whereby (i) following execution of customary confidentiality agreements, participants would initially be provided a limited amount of non-public information and invited to management presentations at which they would be given additional information about the Company and its long-term strategy, (ii) participants would then be asked to refine their preliminary non-binding indications of interest based on such limited non-public information, and (iii) the Special Committee, following receipt of the revised non-binding indications of interest, would determine what steps to take next, if any, including whether to provide more detailed due diligence information to the participants. While acknowledging that no formal determination regarding whether to pursue a potential transaction had been made, the Special Committee authorized the Company to provide limited non-public information to each of Party A and Bain, Party B, Party C, and Party D, subject to their prior entry into customary confidentiality agreements. The Special Committee authorized members of the Company’s senior management to engage in discussion with the bidders in order to try to supply them with information about the Company’s business, strategy and prospects. However, the members of the Company’s senior management were restricted from engaging in discussions with any of the bidders, including Bain, with respect to certain matters, including such individual’s post-transaction employment or equity arrangements, voting agreements or agreements to tender shares into any potential transaction. Members of senior management were to be restricted from engaging in any such discussions until such time as the Special Committee authorized such discussions in its sole discretion. The Special Committee also agreed to continue to assess the other strategic alternatives available to the Company, including a potential recapitalization in the form of a leveraged or unleveraged share repurchase. The Special Committee also discussed the possibility of obtaining a second financial analysis of the Company in addition to the analysis that was to be prepared by Goldman Sachs.

On July 29, 2010, an engagement letter between Goldman Sachs and the Special Committee was executed, pursuant to which Goldman Sachs was engaged to provide financial advisory services to the Special Committee in connection with an evaluation of the Company’s strategic alternatives, including, without limitation, a possible sale of all or a portion of the Company. As authorized by the Special Committee, on July 30, 2010, Goldman Sachs placed outbound calls to each of Party A and Bain, Party B, Party C and Party D to gauge their level of interest in participating in discussions regarding a potential transaction. Subsequently, Goldman Sachs provided draft confidentiality agreements to each of these private equity firms.

Between August 2, 2010 and August 9, 2010, the Company entered into confidentiality agreements with each of Bain, Party A, Party B, Party C, and Party D. Each confidentiality agreement contained a standstill provision that, among other things, restricted the ability of Bain, Party A, Party B, Party C, and Party D to acquire or seek to acquire the assets or securities of the Company or to engage in certain corporate control activities without the Company’s consent.

The Special Committee met again on August 5, 2010, with representatives of Goldman Sachs and Skadden Arps in attendance. At this meeting, representatives of Goldman Sachs provided an update with respect to the management presentation that had been given to Party D on August 4, 2010 and that was also to be given to the other potential bidders. In addition, Goldman Sachs discussed with the Special Committee the proposed timeline for the transaction process that the Special Committee had determined to follow. Following the discussion, the Special Committee authorized Goldman Sachs to prepare a bid process letter outlining the process for the submission of revised indications of interest and to provide a copy of the letter to each of the potential bidders.

The Company held management presentation meetings during which the Company’s senior management team outlined the Company’s future business strategy and provided certain internal non-public financial forecasts to Party D on August 4, 2010, to each of Party B and Party C on August 9, 2010 and to Party A and Bain on August 11, 2010. On August 12, 2010, the Company held a telephonic meeting with Party D during which the Company presented certain non-public financial information that was presented to Party A and Bain, Party B and Party C during the management presentations, but was not available at the time of the initial meeting with Party D on August 4, 2010.

As authorized by the Special Committee, on August 13, 2010, Goldman Sachs sent a copy of the non-binding bid process letter to each of Party A and Bain, Party B, Party C and Party D, requesting revised indications of interest to be submitted to the Company no later than August 19, 2010.

On August 19, 2010, each of Party A and Bain, Party B, and Party C submitted revised non-binding indications of interest to acquire all of the outstanding shares of the Company. On August 20, 2010, Party D submitted a revised non-binding indication of interest to acquire all of the outstanding shares of the Company. Copies of the indications of interest were provided to the members of the Special Committee, representatives of Goldman Sachs, and representatives of Skadden Arps. The revised non-binding indications of interest included proposed prices that ranged from $58 per share to $61 per share.

On August 23 and 24, 2010, the Special Committee held meetings to discuss the revised non-binding indications of interest with members of the Company’s senior management and representatives of Skadden Arps and Goldman Sachs. At the request of the Special Committee, representatives of Skadden Arps discussed the potential terms that might be included in any merger agreement or other agreement governing a potential transaction consistent with the directors’ fiduciary duties under Delaware law. The Special Committee also discussed with representatives of Goldman Sachs the process with potential buyers to date, as well as the possibility of additional potential buyers, including strategic buyers, submitting indications of interest in connection with a proposed sale of the Company. Following a thorough discussion regarding the advisability of inviting strategic buyers into the process, the Special Committee decided that the consummation of a transaction with a strategic bidder was not likely and could potentially introduce competitive risk that could negatively impact the Company and therefore would not provide the best means for achieving or protecting shareholder value. The Special Committee also separately received a presentation from representatives of Peter J. Solomon Company (“PJSC”), which had been invited by the Special Committee to attend the August 23, 2010 meeting. The Special Committee also discussed the next steps in connection with a possible transaction as well as certain other strategic alternatives available to the Company. After management was excused, and following a detailed discussion and based on the advice received from Skadden Arps, Goldman Sachs and the information included in the presentation from PJSC, the Special Committee authorized the Company to continue discussions with Party A and Bain, Party B, Party C and Party D, to permit such parties to perform a detailed due diligence investigation of the Company, to participate in business unit presentations and store tours, to contact potential debt financing sources and any third party advisors, including legal firms, accountants and consultants, and to ask such parties to submit final proposals for a potential transaction to the Special Committee by a deadline to be established by the

Special Committee with the guidance of Goldman Sachs. The Special Committee also determined that Goldman Sachs should advise the Special Committee of any inbound calls from additional third parties interested in exploring a potential transaction with the Company, and confirmed its earlier decision not to initiate any outbound calls at that time. In addition, the Special Committee instructed Goldman Sachs to review the potential for shareholder value creation through a recapitalization transaction in the form of a leveraged or unleveraged share repurchase.

On August 27, 2010, a co-investor of Party B, which we refer to as Party E, executed a joinder to the confidentiality agreement entered into between Party B and the Company to jointly consider a potential transaction with Party B. Although Party E joined the process as a co-investor at that time and participated in several management presentations and diligence sessions, Party E was represented throughout the process by Party B.

On September 9, 2010, the Company opened an electronic data room in order to provide access to additional financial and due diligence materials and other information regarding the Company to each of Party A and Bain, Party B and Party E, Party C and Party D and their respective advisors and any approved potential debt financing sources.

On September 10, 2010, another private equity firm, which we refer to as Party F, executed a joinder to the confidentiality agreement entered into between Party C and the Company to jointly consider a potential transaction with Party C.

From September 10, 2010 to September 14, 2010, members of the Company’s management made separate business unit presentations to and hosted store tours for each of Party A and Bain, Party B, and Party D as well as some of their financing sources and accountants. Following the presentation made to Party A and Bain, Party A ceased to be involved in the process, although no formal correspondence conveying Party A’s withdrawal was received by the Company or Goldman Sachs.

On September 14, 2010, the Company was informed that Party C and Party F were no longer interested in pursuing a potential acquisition of the Company, had terminated their due diligence efforts, and would not be attending the store tours and business unit presentations that had been scheduled.

In and around September and October 2010, the Company and Goldman Sachs received inbound calls from various parties. All parties were instructed, if interested, to provide a written indication of interest to the Company.

Between September 17, 2010 and September 21, 2010, the Company received preliminary, non-binding indications of interest from three additional private equity firms, which we refer to as Party G, Party H and Party I, interested in exploring a potential transaction with the Company. These preliminary, non-binding indications of interest suggested possible prices for a potential transaction ranging from $60.00 per share to $65.00 per share.

On September 20, 2010, the Special Committee convened a meeting to, among other things, review the due diligence activities of and discuss the status of discussions with Bain, Party B and Party E and Party D and to discuss a strategy to respond to the additional indications of interest that the Company had received prior to the meeting. Representatives of Goldman Sachs and Skadden Arps as well as members of the Company’s senior management team participated in the meeting. Similar to the process used with all other parties already in discussions with the Company, the Special Committee also reviewed the preliminary, non-binding indications of interest that Party G, Party H and Party I had submitted. After management was excused, and after consultation with Goldman Sachs and Skadden Arps, the Special Committee determined to include each of Party G, Party H and Party I in the transaction process. The Company subsequently entered into confidentiality agreements with each of Party G, Party H and Party I and provided each of these parties with non-public financial information regarding the Company and a management presentation during which the Company’s senior management team outlined the Company’s future business strategy.

On September 23, 2010, the Company received a preliminary, non-binding indication of interest from Party J to acquire all of the outstanding shares of the Company at a price of $52.00 per share. Goldman Sachs subsequently communicated with Party J regarding the insufficiency of the terms of the indication of interest. Party J did not subsequently submit a revised proposal.

On September 25, 2010, a form of merger agreement and related documentation (including a form of guaranty) prepared by Skadden Arps was made available to the prospective bidders in the electronic data room.

On September 26, 2010, Goldman Sachs distributed final bid instruction letters to Bain, Party B and Party D, all of which had received business unit presentations and were performing due diligence investigations of the Company. The letters indicated that the final bid deadline would be 2:00 p.m. (Pacific time) on October 14, 2010 and requested that the potential buyers submit a detailed mark up of the merger agreement and all documents relating to financing to the Company by no later than 2:00 p.m. (Pacific time) on October 7, 2010 in order to allow the Company to provide feedback to the bidders prior to the final bid deadline.

On September 27, 2010, representatives of Goldman Sachs provided each of Party G, Party H and Party I with non-binding bid process letters and instructed the parties to submit any revised proposals to the Company as soon as possible. On September 27, 2010, September 28, 2010 and September 30, 2010, respectively, the Company held separate management presentation meetings with Party G, Party I and Party H, during which the Company’s senior management team outlined the Company’s future business strategy and provided certain internal non-public financial forecasts to the potential buyers similar to that which had previously been provided to Party A and Bain, Party B, Party C and Party D.

On September 29, 2010 and October 1, 2010, respectively, the Company received revised non-binding indications of interest from Party G and Party I to acquire all of the outstanding shares of the Company. Party G’s revised indication of interest included an offer price range of $63.00 per share to $65.00 per share, and Party I’s revised indication of interest included an offer price of $60.00 per share. Subsequently, the Company granted each of Party G and Party I access to the electronic data room. Goldman Sachs distributed final bid instruction letters to Party G on September 30, 2010 and Party I on October 2, 2010. The letters indicated that the final bid deadline would be 2:00 p.m. (Pacific time) on October 14, 2010 and requested that the potential buyers submit a detailed mark up of the merger agreement and all documents relating to financing to the Company by no later than 2:00 p.m. (Pacific time) on October 7, 2010 in order to allow the Company to provide feedback to the bidders prior to the final bid deadline. Party H did not submit a revised non-binding indication of interest and, on October 6, 2010, informed the Company of its decision to withdraw from the bidding process.

After market close on September 30, 2010, a news article ran reporting rumors that the Company was considering a sale of the Company to private equity buyers. A subsequent article indicated that the Company may receive a pre-emptive offer. During the course of the week that followed, Goldman Sachs, at the direction of the Special Committee contacted all of the potential bidders and encouraged them to submit bid proposals as soon as possible so that the Special Committee could evaluate the bid proposals anticipated to be received on the same timeframe.

On October 1, 2010, members of the Company’s management made business unit presentations to Party G, as well as some of its financing sources. On October 7, 2010, similar presentations were given to Party I, as well as some of its financing sources.

On October 2, 2010, the Special Committee held a meeting at which members of the Company’s management as well as representatives of Skadden Arps and Goldman Sachs were present. At the meeting, representatives of Goldman Sachs updated the Special Committee on the status of the recapitalization analysis that the Special Committee had requested Goldman Sachs to prepare. Goldman Sachs also reviewed with the Special Committee the recent developments in the discussions with Party G, Party H and Party I.

On October 5, 2010, Party B and Party E jointly submitted a written proposal to purchase all of the outstanding stock of the Company at $57.00 per share. The Party B/Party E proposal consisted of a proposed mark up of the form of merger agreement, a form of equity commitment letter from Party B/Party E, an executed debt commitment letter from a number of lenders, and a mark up of the form of guaranty from Party B/Party E with respect to each party’s obligations in connection with a merger. The Party B/Party E proposal indicated that it would remain open until 1:00 p.m. (Pacific time) on October 9, 2010.

In the morning of October 6, 2010, the Special Committee held a meeting at which members of the Company’s management as well as representatives of Skadden Arps and Goldman Sachs were present. At the meeting, Goldman Sachs provided the Special Committee with an update on the status of discussions with the potential bidders, including the proposal that Party B/Party E had submitted, and representatives of Skadden Arps provided the Special Committee with a summary description of Party B’s/Party E’s comments to the form of merger agreement. The Special Committee also discussed the next steps to be taken in connection with the potential acquisition and agreed to meet again later that same day to receive a presentation from Goldman Sachs regarding a potential recapitalization of the Company in the form of a leveraged or unleveraged share repurchase that Goldman Sachs had prepared at the request of the Special Committee.

In the evening of October 6, 2010, Party D submitted a written proposal to purchase all of the outstanding stock of the Company at $61.00 per share. The Party D proposal consisted of a proposed mark up of the form of merger agreement, a form of equity commitment letter, two executed debt commitment letters from various lenders and a mark up of the form of guaranty with respect to Party D’s obligations in connection with a merger. The Party D proposal also included a request for exclusivity beginning at 5:00 p.m. (Pacific time) on October 8, 2010.

Also in the evening of October 6, 2010, the Special Committee convened another meeting, which was attended by representatives of Skadden Arps and portions of which were attended by representatives of Goldman Sachs and members of senior management. Representatives of Goldman Sachs provided the Special Committee with an illustrative recapitalization analysis that outlined the potential effects of an extraordinary share repurchase to be realized either solely with existing balance sheet cash plus free cash flow or in conjunction with the incurrence by the Company of indebtedness. After excusing management and following a detailed discussion, the Special Committee determined that, while a recapitalization transaction might be an attractive alternative, there were substantial risks and uncertainties in execution, and shareholder value might best be achieved with more certainty in a sale transaction.

On October 7, 2010, Bain submitted a proposed mark up of the form of merger agreement, a form of equity commitment letter, forms of debt commitment letters from three lenders and a mark up of the form of guaranty with respect to Bain’s obligations in connection with a merger. In the afternoon of October 8, 2010, Bain submitted a written proposal to purchase all of the outstanding stock of the Company at $63.75 per share. Party A was not a party to the proposal.

On October 7, 2010 and October 8, 2010, each of Party I and Party G, respectively, informed Goldman Sachs that they were aware that the Company had received formal proposals from multiple parties to purchase all of the outstanding stock of the Company and acknowledged that they had not submitted the mark up of the merger agreement by October 7, 2010 as requested, and would not be submitting final proposals as a part of the Company’s process.

On October 7, 2010, the Special Committee convened to consider the engagement of PJSC to provide a second opinion in connection with a possible transaction involving the Company. Following a thorough discussion, the Special Committee authorized the engagement of PJSC to provide a second opinion for an added measure of comfort regarding the fairness of a potential transaction.

On October 8, 2010, the Special Committee convened to discuss the final proposals received from Bain, Party B/Party E and Party D. Also present at the meeting were representatives from Goldman Sachs and Skadden

Arps. Representatives of Goldman Sachs reviewed with the Special Committee the level of participation of each party in the electronic data room and highlighted that Party G and Party I were in the early stages of diligence and had not requested much time with members of the Company’s management while Bain, Party B and Party D had dedicated a considerable amount of resources, both in terms of reviewing materials posted in the data room as well as participating in frequent conversations with management. Representatives of Skadden Arps then reviewed with the Special Committee the key issues with respect to each mark up of the form of merger agreement received from Bain, Party B and Party D, including provisions relating to the “go-shop” period, the size of a termination fee, the mechanics for exercising a fiduciary termination right and the size and mechanics of a reverse termination fee. Representatives of Skadden Arps also reviewed with the Special Committee the terms and conditions of the draft debt and equity commitment papers. Following a thorough discussion of the terms of each of the agreements, including pricing, and after consultation with members of the Company’s senior management team and representatives from Goldman Sachs and Skadden Arps, the Special Committee concluded that the Party B proposal was less favorable than that of Bain and Party D and authorized Goldman Sachs to inform Party B that its current proposal was not competitive. Party B subsequently stated that it would be unable to increase its bid sufficiently to remain competitive. The Special Committee also considered the report from Goldman Sachs that Party G and Party I had indicated that they would not submit a proposal prior to the October 14, 2010 bid deadline. After further discussion, the Special Committee concluded that the process that had the greatest likelihood to result in the highest price for the Company’s stockholders was to focus on the proposals received from Bain and Party D.

Following the meeting, as authorized by the Special Committee, Goldman Sachs contacted representatives of Party B and relayed to them that the proposal set forth was not sufficiently competitive to keep Party B and Party E in the bid process. Representatives of Party B responded to Goldman Sachs that Party B and Party E would be unable to improve its proposal in order to remain competitive in the bid process. Representatives of Goldman Sachs also contacted representatives of Bain and Party D, respectively, and requested that each party present the Company with its best proposal no later than 12:00 p.m. (Pacific time) on October 9, 2010.

On October 9, 2010, both Bain and Party D submitted revised final proposals at a price of $65.40 per share and $64.30 per share, respectively, and informed representatives of Goldman Sachs that the respective proposals would be each party’s best and final offer. The revised proposal received from Bain was higher than any of the other offer prices that the Company had received.

Later that day, the Special Committee convened to discuss the final proposals received from Bain and Party D with members of the Company’s senior management and representatives of Goldman Sachs and Skadden Arps. Representatives of Goldman Sachs explained that they had been informed that the revised final proposals represented the best and final offers that would be submitted by Bain and Party D. Representatives of Skadden Arps then reviewed with the Special Committee the terms of each of the revised proposals. After a thorough review of the terms of the revised proposal received from Bain and the revised proposal received from Party D, including a discussion relating to the respective offer prices, the Special Committee concluded that it would be in the best interests of the stockholders of the Company to pursue the proposed transaction with Bain and authorized the representatives of Goldman Sachs and Skadden Arps to negotiate the final documentation with representatives of Bain.

Between October 9, 2010 and October 10, 2010, representatives of Goldman Sachs and Skadden Arps, with the assistance of management, negotiated and resolved additional terms of a merger agreement with Bain, including a $50 million termination fee, a reduced termination fee of $30 million during the “go-shop” period, a $50 million reverse termination fee and an overall liability cap of Parent and the Purchaser of $130 million.

In the evening of October 10, 2010 the Special Committee held a telephonic meeting to consider the final terms that had been negotiated with Bain. Representatives of Skadden Arps, Goldman Sachs and PJSC participated in the meeting and members of the Company’s management team and the non-Special Committee directors of the Company attended the meeting by invitation of the Special Committee. Skadden Arps made a presentation to the Special Committee concerning the material terms and conditions of the draft merger agreement, answered the Special Committee’s questions, and outlined the significant issues that had been resolved. Representatives of Goldman Sachs then reviewed with the Special Committee and the Company Board its financial analysis of the proposed offer, and Goldman Sachs then delivered its oral opinion to the Special Committee and the Company Board, which opinion was later confirmed in writing on October 11, 2010, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Representatives of PJSC then reviewed with the Special Committee and the Company Board its financial analysis of the proposed offer, and PJSC then delivered its oral opinion to the Special Committee and the Company Board (which was subsequently confirmed by delivery of a written opinion dated October 11, 2010, the date of the Merger Agreement) to the effect that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the Offer Price proposed to be paid to the holders (other than Parent and its affiliates) of Company Common Stock in connection with the transaction pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. After management and the non-Special Committee directors of the Company were excused and after considering, among other things, the factors described below under “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation,” including the price to be paid in the transaction, the relative certainty of completion of the transaction, current economic conditions and the recent volatility in the markets, and the financial analysis and opinion of Goldman Sachs and the financial analysis and second opinion from PJSC, the Special Committee determined the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, to be fair to and in the best interests of the Company’s stockholders and unanimously approved resolutions recommending that the Company Board approve the same.

Following the conclusion of the Special Committee meeting, in the evening of October 10, 2010, the Company Board convened to consider the Special Committee’s recommendation, and the Special Committee discussed with the Company Board the various factors which led to the Special Committee’s recommendation. After considering, among other things, the factors described below under “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation,” the financial analysis and opinion of Goldman Sachs and the financial analysis and second opinion from PJSC, the terms of the transaction documents (including the Guaranty) and the unanimous recommendation of the Special Committee, the members of the Company Board unanimously determined the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, on the terms and subject to the conditions set forth therein, to be fair to and in the best interests of the Company’s stockholders and unanimously approved resolutions approving the Offer, the Merger and the Merger Agreement and recommending that the Company’s stockholders tender their shares in the Offer.

During the course of the late evening of October 10, 2010 and the early morning of October 11, 2010, representatives of Skadden Arps, Ropes and Gray (counsel to Bain), Bain and the Company finalized the Merger Agreement and the other definitive transaction agreements to reflect the terms approved by the Company Board.

Later that morning, Parent, the Purchaser and the Company executed the Merger Agreement, and the Bain Fund and the Company executed the Guaranty. On October 11, 2010, Bain and the Company issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

Reasons for Recommendation

The Special Committee

The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In recommending to the Company Board that it approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered a number of factors, including the following:

Financial Terms; Fairness Opinions; Certainty of Value

•	Historical market prices, volatility and trading information with respect to the Company Common Stock, including that the Offer Price of $65.40 per share in cash:

•	Was higher than any of the other offer prices that the Company had received.

•

Represented a premium of 57.4% over the closing price of the Company Common Stock on September 30, 2010 before a news article ran reporting rumors that the Company was considering a sale of the Company to private equity buyers, and a premium of 23.5% over the closing price of the Company Common Stock on October 8, 2010, which was the last day of trading prior to the announcement of the Merger Agreement.

•	Represented a premium of 39.4%, 46.8% and 44.0% over the one, three and six month, respectively, volume-weighted average closing prices of the Company Common Stock prior to October 8, 2010.

•	Exceeded, by 18.3%, the 52-week high prior to October 8, 2010.

•	Opinion of Goldman Sachs and the second opinion of PJSC with respect to the transactions:

•

Goldman Sachs presented certain financial analyses and delivered its oral opinion to the Special Committee and the Company Board (which was subsequently confirmed by delivery of a written opinion dated October 11, 2010, the date of the Merger Agreement) that, as of the date of its opinion and subject to the factors and assumptions set forth therein, the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion” below.

•

PJSC presented certain financial analyses and delivered its oral opinion to the Special Committee and the Company Board (which was subsequently confirmed by delivery of a written opinion dated October 11, 2010, the date of the Merger Agreement) that, as of the date of its opinion and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price proposed to be paid to the holders (other than Parent and its affiliates) of Company Common Stock in connection with the transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion” below.

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders.

Financial Condition; Prospects of Company

•

The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Company Common Stock (which cannot be quantified numerically).

•

The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the specialty retail industry specifically, (ii) future commodity prices, and (iii) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended January 30, 2010.

•

The Special Committee considered how the Company’s net retail sales and comparable store sales are closely tied to the unemployment and consumer confidence levels and its opinion that, while some operating improvements were achievable in the current economic environment, until and unless the economy experiences significant improvements in unemployment and consumer confidence, the Company would not be able to significantly capitalize on the operating improvements that had been made in the business.

•

The Special Committee’s knowledge of the Company’s recent share price performance, specifically that the Company’s recent earnings multiples compared to those of certain comparable companies did not provide stockholders the full benefit of the Company’s recent operational performance.

Strategic Alternatives

•

In consultation with Goldman Sachs, the Special Committee considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with the Company. The Company had received offers from other private equity bidders. It did not, however, make outbound calls to actively seek offers from potential purchasers, including additional private equity bidders and strategic buyers, but the Special Committee believes that the process implemented was designed to elicit, and did elicit, the highest price reasonably attainable by the Company’s stockholders in an acquisition transaction.

•

The Special Committee believed that prolonging the auction process could have (i) resulted in the loss of the Purchaser’s offer, (ii) negative impacts on the morale of employees, and (iii) distracted employees and senior management from implementing the Company’s operating plan.

•

As discussed below, the terms of the Merger Agreement permit the Company to solicit and consider alternative proposals and to terminate the Merger Agreement and enter into an agreement with a third party to accept a “superior proposal.”

•

The Special Committee also considered the possibility of the Company continuing as a stand-alone company or pursuing a recapitalization in the form of a leveraged or unleveraged share repurchase and the perceived risks of those alternatives, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Special Committee’s assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risk.

Merger Agreement Terms (Go-Shop Period; Solicitation of Alternative Proposals)

•

The Company has the right to conduct a “go-shop” process for 40 days following the execution of the Merger Agreement to solicit alternative acquisition proposals, if available, or confirm the advisability of the Offer and the Merger.

•	The Merger Agreement has customary no solicitation and termination provisions which should not preclude third parties from making “superior proposals”:

•

After the “go-shop” period, the Company Board can furnish information or enter into discussions with respect to a competing proposal if it determines in good faith, after consultation with its financial and legal advisors, that such competing proposal constitutes, or could reasonably be expected to lead to, a superior proposal, and the Company Board determines in good faith, after consultation with legal counsel, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties.

•

If the Company Board receives a competing proposal that, in the good faith determination of the Company Board constitutes a superior proposal, and the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties, it can (after giving Parent and the Purchaser an opportunity to improve upon the terms contained in the Merger Agreement) terminate the Merger Agreement to concurrently enter into an agreement with respect to the superior proposal.

•

The Company Board may withdraw or modify its recommendation if it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties (whether or not in response to a takeover proposal).

•

The Merger Agreement requires the Company to pay (i) a termination fee of $30 million (equal to approximately 1.6% of the aggregate equity value of the transaction) if the Company terminates the Merger Agreement to enter into an agreement with respect to a “superior proposal” either prior to the expiration of the “go-shop” period or with certain parties who make written competing proposals during the “go-shop” period (an “Exempted Person”) prior to the 20th day after the end of the “go-shop” period (the “Cut-Off Date”), and (ii) a termination fee of $50 million (equal to approximately 2.7% of the aggregate equity value of the transaction) if the Company terminates the Merger Agreement to enter into an agreement with respect to a “superior proposal” after the expiration of the “go-shop” period. The Special Committee believes that such termination fees are customary and reasonable and would not deter any interested third party from making a superior proposal, or inhibit the Company Board from approving a superior proposal if such were available.

•	The Merger Agreement has customary terms and was the product of arm’s-length negotiations.

•

The two-step structure of the transaction enables the stockholders to receive the cash price pursuant to the Offer in a relatively short time frame (and reduces the uncertainty during the pendency of the transaction), followed by the cash-out Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction cannot be effected.

•

Under certain circumstances, the Purchaser is obligated to exercise the Top-Up Option (as defined below) to purchase up to an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own at least 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•	The availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their shares in the Offer.

Likelihood of Consummation

•	The likelihood that the Offer and the Merger would be consummated, including:

•	The Purchaser is required, subject to certain exceptions, to extend the Offer.

•

The consummation of the Offer is conditioned on 66% of the outstanding shares of Company Common Stock being tendered in the Offer, with a back-up one-step Merger (that only requires the approval of the holders of a majority of the outstanding shares of Company Common Stock) in certain circumstances, including in the event the minimum tender condition in the Offer is not satisfied. The Merger Agreement contemplates the early filing of a proxy statement so that the one-step Merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

•

The conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of the Purchaser, Parent or the Bain Fund and, in the Special Committee’s judgment, are likely to be satisfied.

•

The likelihood, considering Bain’s reputation, proven experience in completing similar transactions, and financial and capital resources, that the Merger would be completed, and completed in a reasonably prompt timeframe, including in light of the fact that a potential material increase to income tax rates could take effect in January 2011.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer because:

•	There are no significant antitrust or other regulatory impediments.

•	There are no third party consents that are conditions to the transaction.

•	Although there is a debt funding condition, the Purchaser has obtained commitment letters as described below.

•

The fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, the Purchaser, the Bain Fund or the Company, and that except for the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company,” no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

Financing-Related Terms

•	Debt/Equity Commitment Letters:

•

The Purchaser received executed debt financing commitment letters from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letters, which, in the reasonable judgment of the Special Committee, increases the likelihood of such financing being completed.

•	The obligation of Parent and the Purchaser to use reasonable best efforts to obtain the proceeds of the debt financing on the terms and conditions described in the debt commitment letters.

•

The obligation of Parent to pay the Company a $50 million reverse termination fee if the Company terminates the Merger Agreement under certain circumstances, including based on (i) Parent’s failure to consummate the Offer if all conditions to the Offer have been satisfied (other than those that by their nature will not be satisfied until the Offer Closing) or (ii) Parent’s failure to consummate the Merger if all conditions to the obligations of Parent and the Purchaser to close the Merger have been satisfied (other than those that by their nature will not be satisfied until the Merger Closing).

•

The obligation of Parent to pay the Company a $50 million reverse termination fee plus an amount equal to the Company’s aggregate losses, if any, in excess of the reverse termination fee (up to $130 million, including the reverse termination fee) if Parent and the Purchaser fail to effect the closing if (i) the proceeds of the financing are available to be drawn down at the Offer Closing or the Merger Closing, as the case may be, pursuant to the terms of the financing commitments or (ii) the proceeds of the financing are unavailable to be drawn down at the Offer Closing or the Merger Closing, as the case may be, as a result of a breach by Parent or the Purchaser of the covenant to use their reasonable best efforts to obtain the proceeds of the debt financing.

•

The Bain Fund has provided the Equity Commitment Letter to fund the equity portion of the financing (which represents approximately 29.1% of the total financing required for the transaction) and has provided assurances of the sources of its funds.

•

The limited number and nature of the conditions to funding set forth in the debt commitment letters and the Equity Commitment Letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner.

•

The Bain Fund has provided the Guaranty in favor of the Company that guarantees, among other things, the payment of the reverse termination fee and other losses as described above, up to an aggregate limit of $130 million.

•	Specific Performance:

•

The Company is entitled to cause the equity financing to be funded if (i) all of the conditions to the Offer have been satisfied or waived as of the expiration of the Offer (with respect to any funding of the equity financing to occur at the Offer Closing) and all of the conditions to each party’s and to Parent’s and the Purchaser’s obligations to consummate the Merger have been satisfied (with respect to any funding of the equity financing to occur at the Merger Closing), (ii) the debt financing would be funded at the Offer Closing or the Merger Closing, as applicable, if the equity financing was funded, (iii) all conditions to funding set forth in the Equity Commitment Letter have been satisfied, and (iv) with respect to any funding of the equity financing to occur at the Merger Closing, the Company has irrevocably confirmed that if the equity financing and debt financing were funded, the Merger Closing would occur.

The Special Committee also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•

The risk that the minimum tender condition of 66% in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding shares).

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

The market price of the Company Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of shares of Company Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with customers, suppliers, vendors, purchasing agents and other business partners of the Company.

•

The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on customers, suppliers, vendors, purchasing agents and other business partners of the Company.

•	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) the termination fee, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, in an amount equal to:

•

$30 million (or approximately 1.6% of the aggregate equity value of the transaction) if such termination occurs prior to the expiration of the “go-shop” period (or prior to the Cut-Off Date to accept a superior proposal from an Exempted Person), or

•

$50 million (or approximately 2.7% of the aggregate equity value of the transaction) if such termination occurs after the expiration of the “go-shop” period (other than prior to the Cut-Off Date to accept a superior proposal from an Exempted Person).

•	The fact that the Company entered into the transaction with Parent and the Purchaser before actively seeking offers from other potential purchasers.

•	The restriction on soliciting competing proposals following the “go-shop” period.

•	The possibility that the Purchaser will be unable to obtain the debt financing from the lenders under the commitment letters, including as a result of the conditions in the debt commitment letter.

•

The fact that the Company is entering into a Merger Agreement with a newly formed entity and, accordingly, that its remedy in connection with a breach of the Merger Agreement by the Purchaser, even a breach that is deliberate or willful, is limited to $130 million.

•

The interests of the Company’s CEO and certain other members of senior management in the Offer and the Merger, including certain change of control payments, and the fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, the Purchaser, the Bain Fund or the Company, and that except for the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company,” no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

•

The fact that the gains from the transactions contemplated by the Merger Agreement would generally be taxable to the Company’s stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would generally be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not within the Company’s control, including that no material adverse effect on the Company has occurred.

•

The fact that it is likely, and certain members of management may have an expectation, that Parent, Purchaser or their affiliates will enter into certain agreements, arrangements or understandings with certain members of management regarding employment with, or the right to invest or participate in the equity of, the Surviving Corporation or Parent or any of its subsidiaries.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, each of the members of the Special Committee applied his own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the Special Committee also considered the interests certain executive officers and directors of the Company may have with respect to the Offer and the Merger that differ from, or are in addition to, their interests as stockholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Special Committee believed it was appropriate to engage Goldman Sachs to provide financial advice and to undertake a study to render a fairness opinion in connection with the Offer and the Merger, notwithstanding that Goldman Sachs had a pre-existing relationship with the Company as, among other things, the Special Committee had also engaged PJSC to provide financial advice and to render a second opinion in connection with the Offer and the Merger.

The Board of Directors

The Company Board believes that the Offer, the Merger and the Merger Agreement are fair to the Company’s stockholders. The Company Board expressly adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer, the Merger and the Merger Agreement. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger, the Company Board considered and relied upon the following factors, among others:

•

The Special Committee’s unanimous determination that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company and its unanimous recommendation that the Company Board approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein;

•

That no member of the Special Committee has an interest in the transaction different from that of the Company’s stockholders except that (i) as directors, each member of the Special Committee will receive customary director and officer insurance coverage and (ii) certain Stock Options, Restricted Stock Units and shares of Restricted Stock held by the directors will automatically vest upon a change of control;

•

The oral opinion of Goldman Sachs to the Special Committee and the Company Board (which was subsequently confirmed by delivery of a written opinion dated October 11, 2010, the date of the Merger Agreement) to the effect that, as of the date of its opinion and subject to the factors and assumptions set forth therein, the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion” below;

•

The oral opinion of PJSC to the Special Committee and the Company Board (which was subsequently confirmed by delivery of a written opinion dated October 11, 2010, the date of the Merger Agreement) to the effect that, as of the date of its opinion and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price proposed to be paid to the holders (other than Parent and its affiliates) of Company Common Stock in connection with the transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion” below;

•

The process undertaken by the Special Committee and its advisors in connection with evaluating the transaction, as described under “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation;” and

•	The availability of appraisal rights under Delaware law for the Company’s stockholders who oppose the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board, including the substantive and procedural factors considered by the Special Committee discussed above. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. In addition, each of the members of the Company Board applied his own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the Company Board also considered the interests certain executive officers of the Company may have with respect to the Offer and the Merger that differ from, or are in addition to, their interests as stockholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Company Board approves the Merger Agreement and unanimously recommends it to the Company’s stockholders based upon the totality of the information presented to, and considered by, it.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and members of the Company Board currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially owned by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Opinion of Financial Advisor and Second Opinion.

Goldman Sachs

At the meeting of the Company Board, on October 10, 2010, Goldman Sachs delivered its oral opinion, which opinion was later confirmed in writing on October 11, 2010, to the Special Committee and the Company Board that, as of October 11, 2010, and based upon and subject to the factors and assumptions set forth therein, the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 11, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Special Committee and the Company Board in connection with their consideration of the transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Company Common Stock should tender such shares in connection with the Offer or how any holder of the Company Common Stock should vote with respect to the Merger or any other matter. The summary of the written opinion of Goldman Sachs set forth below is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 30, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (referred to as the “Forecasts”).

Goldman Sachs also (i) held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the

Company; (ii) reviewed the reported price and trading activity for the Company Common Stock; (iii) compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the retail industry and in other industries; and (v) performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any adverse effect on the expected benefits of the transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions or the relative merits of the transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company Common Stock pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions, including, without limitation, the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the transactions, whether relative to the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company Common Stock pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the impact of the transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee and the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 8, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Company’s common stock for the five-year period ended October 8, 2010. In addition, Goldman Sachs analyzed the consideration to be paid to holders of the Company Common Stock pursuant to the Merger Agreement in relation to (1) the closing price of the shares of the Company Common Stock on September 30, 2010, the date, referred to as the “Undisturbed Date,” before any specific public rumors or speculation that the Company was considering a potential transaction may have affected the share price (referred to as the “Undisturbed Closing Price”); (2) the closing price of the shares of the Company Common Stock on September 24, 2010, the date one week prior to the Undisturbed Date; (3) the closing price of the shares of the Company Common Stock on September 2, 2010, the date four weeks prior to the Undisturbed Date; and (4) the high closing price of shares of the Company Common Stock for the 52-week period ending September 30, 2010.

This analysis indicated that the price per share to be paid to the Company stockholders in connection with the transactions contemplated by the Merger Agreement represented:

•	a premium of 57.4% based on the closing market price of the shares of the Company Common Stock on September 30, 2010;

•	a premium of 47.1% based on the closing market price of the shares of the Company Common Stock on September 24, 2010;

•	a premium of 61.8% based on the closing market price of the shares of the Company Common Stock on September 2, 2010; and

•	a premium of 18.3% based on the last twelve months high closing market price of the shares of the Company Common Stock for the period ending on September 30, 2010.

Premia Paid Analysis. Goldman Sachs also calculated the price premia paid per share relative to the market closing price of target companies on the dates one day, one week and four weeks prior to the earlier of the announcement of the transaction or the date any specific public rumors or speculation that the target was considering a potential transaction may have affected the share price for announced and completed cash transactions in which majority ownership was acquired and involving target or acquirer companies in the United States in the consumer products, consumer staples or retail industries since January 1, 2007 with transaction enterprise values between $1 billion and $3 billion, using publicly available historical data. Based on this information, Goldman Sachs then calculated the median of these implied premia values.

The following table presents the results of this analysis:

Period	Selected Transactions	Proposed Transaction
	Median	Offer Price Premium to the Undisturbed Closing Price
One Day Prior	24.9%	57.4%
One Week Prior	24.7%	47.1%
Four Weeks Prior	27.4%	61.8%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the specialty retail industry:

•	Abercrombie & Fitch Co.;

•	Aéropostale, Inc.;

•	American Eagle Outfitters, Inc.;

•	AnnTaylor Stores Corporation;

•	The Buckle, Inc.;

•	Chico’s FAS, Inc.;

•	The Children’s Place Retail Stores, Inc.;

•	The Dress Barn, Inc.;

•	The Gap, Inc.;

•	Hot Topic, Inc.;

•	J.Crew Group, Inc.;

•	Limited Brands, Inc.;

•	lululemon athletica inc.;

•	rue21, inc.;

•	The Talbots, Inc.;

•	Urban Outfitters, Inc.;

•	The Wet Seal, Inc.; and

•	Zumiez Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

The multiples and ratios of the Company were calculated using the Company’s Undisturbed Closing Price, and the multiples and ratios for each of the selected companies were calculated using each company’s closing price on October 8, 2010. The multiples and ratios of the Company were based on SEC filings, estimates from the Institutional Brokers’ Estimate System (“IBES”) and the Forecasts. The multiples and ratios for each of the selected companies were based on SEC filings and IBES estimates. With respect to the Company and the selected companies, Goldman Sachs calculated enterprise value, which is the market value of common equity (and preferred stock, if any) plus the book value of debt less cash, as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), for the latest twelve months ended as of the date of the latest publicly available financial statements as of October 8, 2010.

The results of these analyses are summarized as follows:

	Selected Companies		Company
	Range	Median
Enterprise Value as a multiple of LTM EBITDA	3.6x-21.3x	5.8x	4.7x

Goldman Sachs also calculated, with respect to the Company and the selected companies, the price-to-earnings ratios estimated for the next twelve months ending October 2011. The following table presents the results of this analysis:

Price/Earnings Ratio:	Selected Companies		Company IBES	Company Forecasts
	Range	Median
NTM-P/E	8.8x-33.9x	14.7x	9.7x	9.4x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts and public filings. Goldman Sachs calculated indications of present value of free cash flows for the Company for the fiscal years 2010 through 2015 using discount rates ranging from 11.0% to 14.0%. Goldman Sachs calculated implied prices per share of the Company Common Stock using illustrative terminal values in the year 2015 based on multiples ranging from 4.50x 2015 EBITDA to 6.00x 2015

EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 11.0% to 14.0%, reflecting estimates of the Company’s weighted average cost of capital. The various ranges for discount rates and terminal value multiples were chosen to reflect theoretical analyses of cost of capital. This analysis resulted in a range of implied present values of $56.07 to $72.63 per share of the Company Common Stock.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the specialty retail industry since 2005. These transactions (listed by acquirer/target and date of announcement) were:

Transaction

Phillips-Van Heusen Corporation / Tommy Hilfiger B.V. (March 2010)

Advent International Corporation / Charlotte Russe Holding, Inc. (August 2009)

Golden Gate Private Equity, Inc. / Eddie Bauer Holdings, Inc. (July 2009)

The Dress Barn, Inc. / Tween Brands, Inc. (June 2009)

Redcats USA, Inc. / United Retail Group, Inc. (September 2007)

Lee Equity Partners, LLC / Deb Shops, Inc. (July 2007)

Payless ShoeSource, Inc. / The Stride Rite Corporation (May 2007)

Apollo Management, L.P. / Claire’s Stores, Inc. (March 2007)

Limited Brands, Inc. / La Senza Corporation (November 2006)

The Talbots, Inc. / The J. Jill Group, Inc. (February 2006)

Bain Capital Partners, LLC / Burlington Coat Factory Warehouse Corporation (January 2006)

Apax Partners Worldwide, LLP / Tommy Hilfiger Corporation (December 2005)

Carter’s Inc. / OshKosh B’Gosh, Inc. (May 2005)

For each of the selected transactions, Goldman Sachs calculated and compared the enterprise value as a multiple of latest twelve months EBITDA, using publicly available data, and then calculated the median of these multiple values for all transactions. While none of the companies that participated in the selected transactions are directly comparable to the Company, Goldman Sachs considered the companies that participated in the selected transactions because they are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions		Proposed Transaction
	Range	Median	Offer Price $65.40
EV / LTM EBITDA (all transactions)	5.9x-18.5x	7.8x	7.8x
EV / LTM EBITDA (transactions occurring in 2005-2007)	6.8x-18.5x	8.9x	7.8x
EV / LTM EBITDA (transactions occurring in 2008-2010)	5.9x-8.3x	7.5x	7.8x

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the Company Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used certain financial information from the Forecasts for each of the fiscal years 2011 to 2015 and assumed that the Company used excess cash available on the balance sheet and excess free cash flow generated in the fiscal years 2011 to 2015 (1) to finance cumulative repurchases of approximately $935 million of the Company Common Stock (referred to as the “Unlevered Repurchase Scenario”) and (2) together with the proceeds of new debt financings to finance cumulative repurchases of approximately $1.31 billion of the Company Common Stock (referred to as the “Levered Repurchase Scenario”). The theoretical post-recapitalization trading value of the Company Common Stock was based upon (1) estimated next twelve months price-to-earnings ratios of 9.5x to 11.5x for the Unlevered Repurchase Scenario and (2) estimated next twelve months price-to-earnings ratios of 7.5x to 11.5x for the Levered Repurchase Scenario. Goldman Sachs then calculated the implied per share future equity values for the Company Common Stock from 2011 to 2015, and then discounted those values to January 31, 2011, using illustrative discount rates of 13.5% for the Unlevered Repurchase Scenario and 15.0% for the Levered Repurchase Scenario (in each case reflecting an estimate of the Company’s cost of equity).

The following table presents the results of this analysis:

Scenario	Illustrative Per Share Value Indications
Unlevered Repurchase Scenario	$50.20-$61.14
Levered Repurchase Scenario	$49.22-$66.53

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Special Committee and the Company Board as to the fairness from a financial point of view of the $65.40 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Special Committee of the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Special Committee or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Special Committee and the Company Board was one of many factors taken into consideration by the Special Committee and the Company Board in making their determination to unanimously recommend and approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates, including affiliates and portfolio companies of Bain, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the transactions. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs also has provided certain investment banking services to Bain and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner on high yield offerings (aggregate principal amount of $2,900,000,000) for HCA Inc., a portfolio company of Bain, in April 2009 and March 2010; as joint bookrunner on a high yield offering (aggregate principal amount of $1,100,000,000) for Warner Music Group, a portfolio company of Bain, in May 2009; as joint bookrunner on a high yield offering (aggregate principal amount of $950,000,000) for Toys “R” Us, Inc., a portfolio company of Bain, in July 2009; as joint bookrunner on a high yield offering (aggregate principal amount of $2,500,000,000) for Clear Channel Outdoor Holdings, Inc., a portfolio company of Bain, in December 2009; as joint bookrunner with respect to the initial public offering of 31,600,000 shares of Sensata Technologies Holding N.V., a portfolio company of Bain, in March 2010; as joint lead arranger with respect to a term loan (aggregate principal amount of $1,500,000,000) for Warner Chilcott Plc, a portfolio company of Bain (referred to as “Warner Chilcott”), in August 2010; and as joint lead arranger and joint bookrunner on high yield offerings (aggregate principal amount of $1,250,000,000) for Warner Chilcott in August and September 2010. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and Bain and its affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Bain and its affiliates from time to time and may have invested in limited partnership units of affiliates of Bain from time to time and may do so in the future.

Peter J. Solomon Company

Pursuant to an engagement letter dated October 9, 2010, the Special Committee and the Company Board engaged PJSC to act as financial and strategic advisor to the Special Committee and the Company Board in connection with a possible merger or similar transaction involving the Company and, if requested, to render to the Special Committee and the Company Board an opinion as to the fairness, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock of the Offer Price to be paid in the transaction pursuant to the terms of the Merger Agreement. As noted under “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” PJSC met with the Special Committee in August 2010 to provide the Special Committee with a situational overview and PJSC’s views on transactions in the specialty retail sector.

On October 10, 2010, PJSC reviewed its analyses with the Special Committee and the Company Board (at their special meeting) and delivered its oral opinion to the Special Committee and the Company Board, which was subsequently confirmed by delivery of a written opinion dated October 11, 2010 (the “PJSC Opinion”), that, as of such date and subject to the assumptions, qualifications and limitations set forth in the PJSC Opinion, the Offer Price proposed to be paid to the holders (other than Parent and its affiliates) of Company Common Stock in connection with the transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the PJSC Opinion, which sets forth assumptions made, procedures followed, matters considered, and limitations on and scope of the review undertaken by PJSC in rendering the PJSC Opinion, is attached as Annex II to this Schedule 14D-9. The PJSC Opinion was directed only to the fairness, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock of the Offer Price proposed to be paid to such holders in connection with the transaction pursuant to the Merger Agreement, was provided to the Special Committee and the Company Board in connection with their evaluation of the transaction, did not address any other aspect of the transaction and did not, and does not, constitute a recommendation to any holder of Company Common Stock or any other person as to whether or not any such holder or person should tender such shares in connection with the Offer or as to whether or not any such holder should vote with respect to the Merger or act on any other matter. The summary of the PJSC Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion, which is incorporated herein by reference. Holders of Company Common Stock are encouraged to read the PJSC Opinion carefully and in its entirety.

In connection with the PJSC Opinion, PJSC:

(i)	reviewed certain publicly available business and financial information relating to the Company that PJSC deemed to be relevant;

(ii)	reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company that were prepared and provided to PJSC by the management of the Company;

(iii)	reviewed the Five-Year Projections (as defined below) relating to the Company that were provided to or discussed with PJSC by the management of the Company;

(iv)	discussed the past and current operations, financial condition and prospects of the Company with the management of the Company;

(v)	reviewed the reported prices and trading activity of the Company Common Stock;

(vi)	compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies that PJSC deemed relevant;

(vii)	reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the transaction that PJSC deemed relevant;

(viii)	participated in certain discussions with representatives of the Company;

(ix)	reviewed a draft of the Merger Agreement dated October 9, 2010; and

(x)	performed such other analyses and reviewed such other material and information that PJSC deemed relevant.

PJSC assumed and relied upon the accuracy and completeness of the information provided to PJSC for the purposes of the PJSC Opinion, and PJSC did not assume any responsibility for independent verification of such information. With respect to the financial projections, PJSC assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. PJSC did not conduct a physical inspection of the facilities or property of the Company. PJSC did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor was PJSC furnished with any such valuation or appraisal. Furthermore, PJSC did not consider any tax, accounting or legal effects of the transaction or the transaction structure on any person or entity.

PJSC assumed that the final form of the Merger Agreement would be substantially the same as the last draft of the Merger Agreement reviewed by PJSC and would not vary in any respect material to PJSC’s analysis. PJSC further assumed that the transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be paid to the holders of Company Common Stock in connection with the transaction), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that Parent will obtain the necessary financing to effect the transaction in accordance with the terms of financing commitments in the forms provided by Parent. PJSC further assumed that all representations and warranties set forth in the Merger Agreement and all related agreements are and will be true and correct as of all of the dates made or deemed made and that all parties to the Merger Agreement and all agreements related thereto will comply with all covenants of such parties thereunder.

The PJSC Opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, October 10, 2010. In particular, PJSC did not express any opinion as to the prices at which the Company Common Stock may trade at any future time. Furthermore, the PJSC Opinion does not address the Company’s underlying business decision to undertake any part of the transaction or the relative merits of the transaction as compared to any alternative transactions that might be available to the Company. The PJSC Opinion does not address any other aspect or implication of the transaction or any other agreement, arrangement or understanding entered into in connection with the transaction or otherwise except as expressly identified in the PJSC Opinion. In arriving at its opinion, PJSC was not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

The following summarizes the material financial analyses performed by PJSC and reviewed with the Special Committee and the Company Board on October 10, 2010 in connection with the delivery of the PJSC Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC’s financial analyses.

Analysis of Selected Publicly Traded Comparable Companies

Using publicly available information, PJSC performed a comparable companies analysis to determine (1) what the Company’s valuation would be if the Company Common Stock traded in the valuation range of certain comparable companies and (2) what the Company’s valuation would be if the Company Common Stock traded in such range and was to receive a premium to this valuation consistent with the median control premium paid (five days prior to announcement) in all completed and announced cash mergers and acquisition transactions (excluding financial services and real estate companies) with equity values between $1.0 billion and $3.0 billion since October 8, 2007. PJSC reviewed and compared selected financial data of companies having operations that, for purposes of PJSC’s analysis and based on PJSC’s experience, PJSC deemed similar to operations of the Company (the “PJSC Selected Companies”). The PJSC Selected Companies were:

•	Aeropostale, Inc.

•	Abercrombie & Fitch Co.

•	American Eagle Outfitters, Inc.

•	The Buckle, Inc.

•	Carter’s, Inc.

•	The Children’s Place

•	Gap Inc.

•	Hot Topic, Inc.

•	rue21, inc.

•	Urban Outfitters, Inc.

•	Zumiez Inc.

For each of the PJSC Selected Companies, PJSC calculated and compared various financial multiples and ratios, including, among others:

(1)	enterprise value (which represents total equity value plus book values of total debt, preferred stock and minority interests less cash) as a multiple of each of:

•	net sales, and

•	EBITDA,

for the selected companies, for the last twelve months and for projected fiscal years 2010 and 2011, and

(2)	recent stock price per share as a multiple of earnings per share (which is commonly referred to as EPS), for the last twelve months and for projected fiscal years 2010 and 2011 based upon the closing stock prices as of October 8, 2010.

For purposes of this analysis, PJSC obtained the projected EPS and EBITDA estimates for the public comparable companies by using the median of Wall Street analysts’ estimates as reported by First Call Investment Research (Thomson One) as of October 8, 2010 for the PJSC Selected Companies.

Based on this data, as of October 8, 2010, PJSC developed a summary valuation analysis based on a range of trading valuation multiples and ratios for the PJSC Selected Companies. This analysis resulted in the following ranges of implied multiples and ratios:

Enterprise Value as a Ratio of:	Range of Implied Trading Multiples
LTM Net Sales	75.0% – 150.0%
LTM EBITDA	4.5x – 7.0x
FY 2010 EBITDA	4.5x – 6.5x
FY 2011 EBITDA	4.0x – 6.0x

Equity Value as a Ratio of:	Range of Implied Trading Multiples
LTM EPS	10.5x – 17.5x
FY 2010 EPS	10.5x – 18.0x
FY 2011 EPS	10.0x – 16.0x

PJSC then calculated a range of implied equity values per share of Company Common Stock using the range of multiples and ratios from the selected companies and applying them to the Company’s financial statistics, both excluding and including a “control premium.” For this calculation, the Company’s historical financial statistics were obtained from the Company’s historical financial statements, and the Company’s projected financial statistics were provided to PJSC by the Company management. The per share values were based on the number of fully diluted shares of Company Common Stock outstanding as of September 27, 2010. PJSC used a control premium of 32.6%, which was the median control premium paid (five days prior to announcement) in all completed and announced cash mergers and acquisition transactions (excluding financial services and real estate companies) with equity values between $1.0 billion and $3.0 billion since October 8, 2007, as reported by Thomson Financial Mergers & Acquisitions.

Based on this analysis, PJSC derived reference ranges of implied equity values per share of Company Common Stock of $42.00 to $70.00 excluding a control premium and $56.00 to $93.00 including a control premium. PJSC noted that the Offer Price proposed to be paid to the holders of Company Common Stock in connection with the transaction was within the range of implied equity values of the PJSC Selected Companies.

Analysis of Selected Precedent Transactions

To analyze the Offer Price proposed to be paid to the holders of Company Common Stock in connection with the transaction relative to the consideration paid to the stockholders in selected other similar precedent transactions, PJSC prepared an analysis of selected precedent transactions that, for purposes of PJSC’s analysis, and based on PJSC’s experience, PJSC deemed similar to the transaction (the “PJSC Selected Precedent Transactions”). The PJSC Selected Precedent Transactions were:

•	Phillips-Van Heusen Corporation / Tommy Hilfiger Corporation

•	Advent International Corporation / Charlotte Russe Holdings, Inc.

•	Golden Gate Capital / Eddie Bauer Holdings, Inc.

•	Dress Barn Inc. / Tween Brands, Inc.

•	Redcats USA, Inc. / United Retail Group, Inc.

•	Lee Equity Partners, LLC / Deb Shops, Inc.

•	Apollo Management, L.P. / Claire’s Stores, Inc.

•	Limited Brands, Inc. / La Senza Corporation

•	Istithmar PJSC / Loehmann’s Holdings

•	Bain Capital, LLC / Burlington Coat Factory Warehouse Corp.

•	The Talbots, Inc. / The J. Jill Group, Inc.

•	Apax Partners / Tommy Hilfiger Corporation

•	The William Carter Company / OshKosh B’Gosh, Inc.

PJSC calculated the enterprise value in each of the PJSC Selected Precedent Transactions as a multiple of last twelve months Net Sales, EBITDA and earnings before interest and taxes (referred to as “EBIT”). PJSC used publicly available data for the precedent transactions collected from SEC filings, news articles and other publicly available sources. Based on this analysis, PJSC derived the following ranges of multiples and ratios:

Enterprise Value as a Ratio of:	Range of Implied Multiples
LTM Net Sales	40.0% – 100.0%
LTM EBITDA	6.5x – 8.5x
LTM EBIT	9.5x – 13.0x

PJSC then calculated a range of implied equity values per share of Company Common Stock using the multiples and ratios from the PJSC Selected Precedent Transactions and applied them to the financial statistics of the Company. For this calculation, Company historical financial statistics were obtained from the Company’s historical financial statements, and the Company’s projected financial statistics were provided to PJSC by Company management. The per share values were based on the number of fully diluted shares of Company Common Stock outstanding as of September 27, 2010.

Based on this analysis, PJSC derived a reference range of implied equity values per share of Company Common Stock of $56.00 to $72.00. PJSC noted that the Offer Price proposed to be paid to the holders of Company Common Stock in connection with the transaction was within the range of implied equity values per share of the PJSC Selected Precedent Transactions.

Discounted Cash Flow Analysis

PJSC performed a discounted cash flow analysis to calculate the theoretical value per share of Company Common Stock based on the value of the Company’s future free cash flows, as estimated and provided by the Company’s management for fiscal years 2011 to 2015. In performing its discounted cash flow analysis, PJSC considered various assumptions that it deemed appropriate based on a review with Company management of the

Company prospects and risks. PJSC believed it appropriate to utilize discount rates ranging from 11.0% to 13.0%, and EBITDA terminal value multiples ranging from 5.0x to 7.0x. PJSC determined to use these discount rates because they equaled the range of weighted average cost of capital of the Company and other companies deemed comparable to the Company by PJSC in its professional judgment.

Based on this analysis, PJSC derived a reference range of implied equity values per share of Company Common Stock of $55.00 to $74.00. PJSC noted that the Offer Price proposed to be paid to the holders of Company Common Stock in connection with the transaction was within the range of implied equity values.

Miscellaneous

In arriving at its opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary set forth above, without considering all such analyses, could create an incomplete view of the process underlying the PJSC Opinion.

In performing its analyses, PJSC relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC’s analysis of the fairness, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock of the Offer Price proposed to be paid to such holders in connection with the transaction and were provided to the Special Committee and the Company Board in connection with the delivery of the PJSC Opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which may be higher or lower than the Offer Price proposed to be paid to the holders of Company Common Stock in the transaction and which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, none of the Company, PJSC or any other person assumes responsibility for their accuracy.

With regard to the comparable public company analysis and the precedent transactions analysis summarized above, PJSC selected such public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is identical to the Company or the transaction. Accordingly, an analysis of the foregoing was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the acquisition or public trading values of the selected companies and transactions to which the Company and the transaction were being compared. The consideration proposed to be paid to the holders of Company Common Stock in the transaction was determined through negotiations between Parent, the Special Committee and the Company Board and was approved by the Company Board upon recommendation by the Special Committee. PJSC did not recommend any specific consideration to the Special Committee or the Company Board or that any given consideration constituted the only appropriate consideration for the transaction. In addition, as described elsewhere in this Schedule 14D-9, the PJSC Opinion was one of many factors taken into consideration by the Special Committee and the Company Board in evaluating the transaction. Consequently, the PJSC analyses described above should not be viewed as determinative of the respective opinions of the Special Committee or the Company Board with respect to the transaction.

As part of its investment banking activities, PJSC is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes. The Special Committee selected PJSC to deliver an opinion with respect to the fairness, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock of the Offer Price proposed to be paid to such holders in connection with the transaction on the basis of such experience.

Pursuant to the engagement letter dated October 9, 2010, the Company is obligated to pay PJSC a fee in connection with the services rendered to the Special Committee and the Company Board. PJSC received a fee of $1,000,000 for its services, a substantial portion of which was payable upon the delivery of the PJSC Opinion, and no portion of which is dependant on the closing of the transaction. In addition, the Company has also agreed to reimburse PJSC for its reasonable out-of-pocket expenses, including fees and disbursements of its counsel, incurred in connection with its engagement and to indemnify PJSC and certain related persons against liabilities and expenses, including liabilities under the federal securities laws, relating to or arising out of its engagement.

PJSC has not received compensation during the last two years for providing investment banking services to the Company, Parent or any of their affiliates. In addition, PJSC and its affiliates may provide in the future financial services to Parent and its affiliates, for which PJSC or its affiliates would expect to receive compensation. The issuance of the PJSC Opinion was authorized by its fairness opinion committee.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Special Committee has retained Goldman Sachs as its financial advisor, and in connection with such engagement, Goldman Sachs provided the fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion—Goldman Sachs,” which is filed as Annex I hereto and is incorporated herein by reference. The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and has strong experience working with the Company and in the industry which the Special Committee believed would assist it in successfully evaluating and negotiating the transaction.

Pursuant to a letter agreement dated July 29, 2010, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $14.4 million (less certain credited amounts), all of which is payable upon consummation of the transactions. If the Merger Agreement is terminated prior to the consummation of the transaction, or the transaction is otherwise not consummated, and the Company receives a payment at any time in connection with such termination or non-consummation, Goldman Sachs will receive a transaction fee of up to $10 million if and when such payment is made to the Company. Under the terms of the engagement letter, the Company will reimburse Goldman Sachs for its reasonable expenses and will indemnify Goldman Sachs and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

From time to time, Goldman Sachs has provided certain investment banking services to the Company and its subsidiaries and received customary fees for such services. In the ordinary course of Goldman Sachs’ trading and brokerage activities, Goldman Sachs and its affiliates may at any time hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities and financial instruments of third parties, the Company, Parent and any of their respective affiliates, including affiliates and portfolio companies of Bain, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion—Goldman Sachs.”

The Special Committee has retained PJSC to provide a financial analysis and to render a second opinion to the Special Committee and the Company Board in connection with the Offer and the Merger, and in connection with such engagement, PJSC provided the fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion—Peter J. Solomon Company,” which is filed as Annex II hereto and is incorporated herein by reference. Pursuant to a letter agreement dated October 9, 2010, the Company engaged PJSC to act as a financial and strategic advisor to the Special Committee and the Company Board in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, PJSC will receive a fee of $1.0 million in connection with the delivery of PJSC’s opinion. Under the terms of the engagement letter, the Company will reimburse PJSC for its reasonable out-of-pocket expenses and will indemnify PJSC and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

Bain has engaged Okapi Partners LLC (“Okapi”) to provide information agent services in connection with the Offer. Bain has agreed to pay customary compensation for such services. In addition, Bain has arranged to reimburse Okapi for its reasonable expenses and to indemnify Okapi and related persons against certain liabilities relating to or arising out of its engagement.

Bain has retained Stanton Public Relations & Marketing (“Stanton”) as its public relations advisor. Bain has agreed to pay customary compensation to Stanton for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except with respect to the Top-Up Option (as defined below) and transactions under the Company’s employee benefit plans as set forth below:

Name of Person	Transaction Date	Number of Shares	Exercise Price Per Share (if applicable)	Nature of Transaction
Matthew K. McCauley	10/1/2010	60,000	$50.10	Open market sale pursuant to a Rule 10b5-1 Trading Plan

Marina Armstrong	10/1/2010	20,000	$50.10	Open market sale pursuant to a Rule 10b5-1 Trading Plan

Jeffrey P. Harris	10/1/2010	4,732	$50.10	Open market sale pursuant to a Rule 10b5-1 Trading Plan

Jeffrey P. Harris	10/11/2010	16,280	$65.00	Open market sale pursuant to a Rule 10b5-1 Trading Plan

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

U.S. Antitrust Approval.

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on October 22, 2010. The Company expects to submit its Premerger Notification and Report Form with the FTC and the Antitrust Division promptly thereafter. Consequently, the required waiting period with respect to the Offer will expire on November 6, 2010, unless earlier terminated.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares of Company Common Stock in accordance with Section 262 of the DGCL. Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares (as defined below) will not be taken into account in any determination of such fair value. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable top-up option (the “Top-Up Option”), which the Purchaser must exercise immediately following consummation of the Offer, if necessary, to purchase from the Company the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one share of Company Common Stock more than 90% of the shares of Company Common Stock then outstanding (the “Top-Up Option Shares”). The Top-Up Option is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued shares of the Company Common Stock at a price per share equal to the Offer Price. The Purchaser will deemed to have exercised the Top-Up Option if the number of shares tendered and not withdrawn in the Offer, which when added to the number of shares owned by Parent and its affiliates, represents less than 90% of the outstanding shares at the Offer Closing.

The number of Top-Up Option Shares that may be issued pursuant to the Top-Up Option is limited to the number of shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved) at the time of exercise of the Top-Up Option.

The aggregate purchase price for the Top-Up Option Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Option Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Option Shares. Any promissory note delivered to the Company for the Top-Up Option Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Option Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and the Purchaser, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Litigation

On October 12, 2010, a third purported class action complaint was filed in the Superior Court of the State of California, County of San Francisco, captioned Scott Halliday v. The Gymboree Corporation et al., Case No. CGC-10-504544, by an alleged stockholder of the Company, in connection with the Offer and the Merger. The complaint names as defendants the Company, Bain and each member of the Company Board (the “Director Defendants”). The suit generally alleges that the Director Defendants breached their fiduciary duties of loyalty, due care, independence, candor, and good faith and fair dealing, and that the Company and Bain aided and abetted the breaches in connection with the transaction. The complaint includes, among other things, allegations that the Company and the Director Defendants (i) engaged in an unfair process in which executives and insiders sought to “cash in” their illiquid holdings in the Company while at the same time maintaining control of what will become a privately-held company; (ii) failed to maximize shareholder value; and (iii) designed a process to ensure that Bain would purchase the Company pursuant to terms preferential to the Company and Bain and detrimental to the proposed shareholder class. Plaintiff seeks, among other things, to enjoin the transaction unless and until the Company adopts and implements a procedure to obtain the highest possible value for shareholders, and to rescind the Merger Agreement.

On October 12, 2010, another purported class action complaint was filed in the Superior Court of the State of California, County of San Francisco, captioned Daniel Himmel v. Gymboree Corp. et al., Case No. CGC-10-504550, by an alleged stockholder of the Company, in connection with the Offer and the Merger. The complaint names as defendants the Company, Parent, the Purchaser, Bain, the Director Defendants and the Company’s Chief Financial Officer. The suit generally alleges that the Director Defendants and the Chief Financial Officer breached their fiduciary duties to the shareholder class, and that the Company, Parent, the Purchaser, and Bain aided and abetted those breaches. The complaint includes, among other things, allegations that the Director Defendants and the Chief Financial Officer (i) failed to maximize shareholder value by approving an agreement that forces the shareholders to sell their shares and thereby lose out on the Company’s continued growth in the coming years; (ii) engaged in self-dealing by structuring a transaction that meets their own needs, including continued employment and personal financial benefits while sacrificing shareholder value; and (iii) built terms into the Merger Agreement that make it unlikely that any third party will purchase the Company, including among other things (x) a termination fee, (y) matching rights, and (z) a Top-Up Option. The complaint seeks, among other things, to enjoin the transaction unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders, and rescind the Merger Agreement.

On October 18, 2010, a purported class action complaint was filed in the Superior Court of the State of California, County of San Francisco, captioned Gregory Harris v. The Gymboree Corporation et al., Case No. CGC-10-504693, by an alleged stockholder of the Company, in connection with the Offer and the Merger. The complaint names as defendants the Company, Bain and the Director Defendants. The suit generally alleges that the Director Defendants breached their fiduciary duties of loyalty, due care, independence, candor, and good faith and fair dealing, and that the Company and Bain aided and abetted the breaches in connection with the transaction. The complaint includes, among other things, allegations that the Company and the Director Defendants (i) engaged in an unfair process in which executives and insiders sought to “cash in” their illiquid holdings in the Company while at the same time maintaining control of what will become a privately-held company; (ii) failed to maximize shareholder value; and (iii) designed a process to ensure that Bain would purchase the Company pursuant to terms preferential to the Company and Bain and detrimental to the proposed shareholder class. Plaintiff seeks to enjoin the transaction until the “highest possible value for shareholders” can be attained, and to rescind the Merger Agreement.

The Company believes the aforementioned complaints are without merit, and intends to vigorously defend them.

Certain Company Projections.

The Company’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in September 2010, the Company’s management provided Bain, the Purchaser and Goldman Sachs, in connection with their due diligence review, management’s internal non-public, stand-alone, five-year financial projections (the “Five-Year Projections”) which are summarized below. The Company also provided the Five-Year Projections to PJSC for use in connection with the rendering of its opinion to the Special Committee and the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor and Second Opinion.” The Company has included below a summary of a subset of the Five-Year Projections which assume that the Company implements its previously announced plan to reach an ultimate domestic store count of roughly 600 Crazy 8 stores. The Company believes that the Five-Year Projections reflect the current operating plan for the Company on a go-forward standalone basis.

The Five-Year Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Since the Five-Year Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Five-Year Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Five-Year Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Five-Year Projections may be affected by the Company’s ability to achieve strategic goals, objections and targets over the applicable periods. These Five-Year Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Five-Year Projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC.

The Five-Year Projections have been prepared by, and are the responsibility of, the Company’s management. The Five-Year Projections were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with generally accepted accounting principles, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the

Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Five-Year Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Five-Year Projections. Furthermore, the Five-Year Projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company will make publicly available its actual results of operations for the quarter ended October 31, 2010 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC on or around December 10, 2010. Stockholders should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company’s filings with the SEC are available at www.sec.gov.

The inclusion of the Five-Year Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, the Purchaser, Parent or their affiliates, advisors or representatives considered or consider the Five-Year Projections to be predictive of actual future events, and the Five-Year Projections should not be relied upon as such. None of the Company, the Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Five-Year Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Five-Year Projections to reflect circumstances existing after the date such Five-Year Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Five-Year Projections are shown to be in error. None of the Company, the Purchaser or Parent intends to make publicly available any update or other revisions to the Five-Year Projections, except as required by law. None of the Company, the Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Five-Year Projections or that forecasted results will be achieved. The Company has made no representation to Parent or the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Five-Year Projections. Furthermore, none of the Company, the Purchaser, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the Five-Year Projections. The Five-Year Projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her shares of Company Common Stock in the Offer, but because the Five-Year Projections were provided to Bain, the Purchaser, Goldman Sachs and PJSC.

In light of the foregoing factors and the uncertainties inherent in the Five-Year Projections, stockholders are cautioned not to place undue, if any, reliance on the Five-Year Projections.

Five-Year Projections

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Revenue	$1,219	$1,326	$1,438	$1,544	$1,655
EBIT	208	227	248	269	290
EBITDA(1)	255	276	300	322	345
EPS	4.57	4.92	5.34	5.75	6.16

(1)	EBITDA is a non-GAAP financial measure and is used by the Company’s management to measure the operating performance of the business. The Company also uses EBITDA as a measure to calculate certain financial covenants related to the Company’s credit facility and as a factor in the Company’s tangible and intangible asset impairment tests. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.

The key assumptions underlying the summary Five-Year Projections include:

•	524 total net new stores, comprised of 111 in 2011, 105 in 2012, 104 in 2013, 102 in 2014 and 102 in 2015

•	Estimated 39% tax rate for all years presented

•	0.5mm annual dilutive effect of share-based compensation

•	Declining gross margin from growth of margin dilutive concepts

•	No foreign exchange benefits / losses

The Five-Year Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the SEC.

Forward-Looking Statements.

Certain statements made in this Schedule 14D-9 and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual report on Form 10-K for the year ended January 30, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated October 25, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Giraffe Holding, Inc. and Giraffe Acquisition Corporation, filed with the SEC on October 25, 2010.

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on substitute Form W-9), dated October 25, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Joint Press Release issued by Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation on October 11, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 12, 2010).

(a)(6)	Opinion of Goldman Sachs, dated October 11, 2010 (included as Annex I to this Schedule 14D-9).

(a)(7)	Opinion of Peter J. Solomon Company, dated October 11, 2010 (included as Annex II to this Schedule 14D-9).

(a)(8)	Summary Advertisement as published in The Wall Street Journal on October 25, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(9)	Joint Press Release issued by Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation on October 25, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of October 11, 2010, among Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 12, 2010).

(e)(2)	Guaranty of Bain Capital Bain Fund X, L.P., dated as of October 11, 2010 (incorporated by reference to Exhibit (b)(4) to the Schedule TO).
(e)(3)	Equity Commitment Letter, dated as of October 11, 2010, between Giraffe Holding, Inc. and Bain Capital Bain Fund X, L.P. (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated as of August 9, 2010, between The Gymboree Corporation and Bain Capital Partners, LLC.

(e)(5)	Amendment to Confidentiality Agreement, dated as of September 13, 2010, between The Gymboree Corporation and Bain Capital Partners, LLC.

(e)(6)	Amended and Restated 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by the Company with the SEC on May 4, 2001).

(e)(7)	2002 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.50 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on September 17, 2002).

(e)(8)	2004 Equity Incentive Plan, as amended (incorporated herein by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 2, 2008).

Exhibit No.	Description

(e)(9)	1993 Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 2, 2006).

(e)(10)	Amended and Restated Management Severance Plan (incorporated herein by reference to Exhibit 10.53 to the Current Report on Form 8-K filed by the Company with the SEC on April 7, 2008).

(e)(11)	Amended and Restated Management Change of Control Plan (incorporated herein by reference to Exhibit 10.52 to the Current Report on Form 8-K filed by the Company with the SEC on April 7, 2008).

(e)(12)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.73 to the Annual Report on Form 10-K filed by the Company with the SEC on March 30, 2010).

(g)	Not applicable.

Annex I     Goldman Sachs Opinion Letter dated October 11, 2010

Annex II    Peter J. Solomon Opinion Letter dated October 11, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GYMBOREE CORPORATION

By:	/s/ Matthew K. McCauley
Name:	Matthew K. McCauley
Title:	Chairman and Chief Executive Officer

Dated: October 25, 2010

Annex I

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 11, 2010

Board of Directors

Special Committee of the Board of Directors

The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Giraffe Holding, Inc. (“Giraffe”) and its affiliates) of the outstanding shares of common stock, par value $0.001 (the “Shares”), of The Gymboree Corporation (the “Company”) of the $65.40 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 11, 2010 (the “Agreement”) by and among Giraffe, an affiliate of Bain Capital, LLC (“Bain”), Giraffe Acquisition Corporation, a wholly owned subsidiary of Giraffe (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $65.40 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer or if the Tender Offer does not close, under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Giraffe or Acquisition Sub, or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $65.40 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Giraffe and any of their respective affiliates, including affiliates and portfolio companies of Bain, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We also have provided certain investment banking services to Bain and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on high yield offerings (aggregate principal amount of $2,900,000,000) for HCA Inc., a portfolio company of Bain, in April 2009 and

Board of Directors

Special Committee of the Board of Directors

The Gymboree Corporation

October 11, 2010

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March 2010; as joint bookrunner on a high yield offering (aggregate principal amount of $1,100,000,000) for Warner Music Group, a portfolio company of Bain, in May 2009; as joint bookrunner on a high yield offering (aggregate principal amount of $950,000,000) for Toys “R” Us, Inc., a portfolio company of Bain, in July 2009; as joint bookrunner on a high yield offering (aggregate principal amount of $2,500,000,000) for Clear Channel Outdoor Holdings, Inc., a portfolio company of Bain, in December 2009; as joint bookrunner with respect to the initial public offering of 31,600,000 shares of Sensata Technologies Holding N.V., a portfolio company of Bain, in March 2010; as joint lead arranger with respect to a term loan (aggregate principal amount of $1,500,000,000) for Warner Chilcott Plc, a portfolio company of Bain (“Warner Chilcott”), in August 2010; and as joint lead arranger and joint bookrunner on high yield offerings (aggregate principal amount of $1,250,000,000) for Warner Chilcott in August and September 2010. We may also in the future provide investment banking services to the Company and its affiliates and Bain and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Bain and its affiliates from time to time and may have invested in limited partnership units of affiliates of Bain from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 30, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $65.40 per Share in cash to be paid to the

Board of Directors

Special Committee of the Board of Directors

The Gymboree Corporation

October 11, 2010

Page Three

holders (other than Giraffe and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $65.40 per Share in cash to be paid to the holders (other than Giraffe and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Giraffe or the ability of the Company or Giraffe to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and the Board of Directors of the Company in connection with their consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $65.40 per Share in cash to be paid to the holders (other than Giraffe and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex II

520 Madison Avenue New York, New York 10022 Tel: 212.508.1600 Fax: 212.508.1633 info@pjsolomon.com

October 11, 2010

Special Committee of the Board of Directors

Board of Directors

The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness from a financial point of view to the holders (other than Giraffe Holding, Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Gymboree Corporation (the “Company”), of the $65.40 per Share in cash to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger substantially in the form of the draft dated October 9, 2010 (the “Merger Agreement”), by and among the Company, Giraffe Acquisition Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”) and Parent.

We understand that the Merger Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $65.40 in cash for each Share accepted. The Merger Agreement further provides that, following completion of the Tender Offer or if the Tender Offer does not close, under circumstances specified in the Merger Agreement, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Parent (the “Merger”, together with the Tender Offer and any other transactions contemplated by the Merger Agreement, the “Transaction”) and that, upon the effectiveness of the Merger, each Share (other than Shares directly owned by the Company as treasury stock or by Parent or Acquisition Sub, or any Shares held by stockholders properly exercising appraisal rights) will be converted into the right to be paid $65.40 in cash.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(ii) reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company that were prepared and provided to us by the management of the Company;

(iii) reviewed certain financial projections relating to the Company that were provided to or discussed with us by the management of the Company;

(iv) discussed the past and current operations, financial condition and prospects of the Company with the management of the Company;

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Special Committee of the Board of Directors

Board of Directors

The Gymboree Corporation

October 11, 2010

(v) reviewed the reported prices and trading activity of the Shares;

(vi) compared the financial performance and condition of the Company and the reported prices and trading activity of the Shares with that of certain other comparable publicly traded companies that we deemed relevant;

(vii) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction that we deemed relevant;

(viii) participated in certain discussions with representatives of the Company;

(ix) reviewed a draft of the Merger Agreement dated October 9, 2010; and

(x) performed such other analyses and reviewed such other material and information that we deemed relevant.

We have assumed and relied upon the accuracy and completeness of the information provided to us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Transaction or the transaction structure on any person or entity.

We have assumed that the final form of the Merger Agreement will be substantially the same as the last draft of the Merger Agreement reviewed by us and will not vary in any respect material to our analysis. We have further assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be paid to the holders of Shares in connection with the Transaction), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that Parent will obtain the necessary financing to effect the Transaction in accordance with the terms of financing commitments in the forms provided by Parent. We have further assumed that all representations and warranties set forth in the Merger Agreement and all related agreements are and will be true and correct as of all of the dates made or deemed made and that all parties to the Merger Agreement and all agreements related thereto will comply with all covenants of such parties thereunder.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, October 10, 2010. In particular, we do not express any opinion as to the prices at which the Shares may trade at any future time. Furthermore, our opinion does not address the Company’s underlying business decision to undertake any part of the Transaction and our opinion does not address the relative merits of the Transaction as compared to any alternative transactions that might be available to the Company. Our opinion does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise except as expressly identified herein.

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Special Committee of the Board of Directors

Board of Directors

The Gymboree Corporation

October 11, 2010

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

We have acted as financial advisor to the Board of Directors of the Company and the Special Committee of the Board of Directors of the Company in connection with their consideration of the Transaction and related matters and will receive a fee for our services, a substantial portion of which is payable upon the delivery of this opinion. In addition, we and our affiliates may provide in the future financial services to Parent and its affiliates, for which we or our affiliates would expect to receive compensation. The issuance of this opinion has been authorized by our fairness opinion committee.

This letter is solely for the information and assistance of the Board of Directors of the Company and the Special Committee of the Board of Directors of the Company and may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration to be received by the holders of Shares pursuant to the Merger Agreement. This letter does not constitute a recommendation to any holder of Shares or any other person as to whether or not any such holder or person should tender such Shares in connection with the Tender Offer or as to whether or not any such holder should vote with respect to the Merger or any other matter.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the $65.40 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares in connection with the Transaction is fair from a financial point of view to such holders.

Very truly yours,

PETER J. SOLOMON COMPANY, L.P.
/s/ Peter J. Solomon Company, L.P.

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